Final Prospectus dated May 11, 2001

The securities offered by the present prospectus are offered only in Quebec; they may be lawfully offered for sale only by persons registered with la Commission des valeurs mobilières du Québec. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence.

Initial Public Offering

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Minimum Offering: $3,000,000 (3,000,000 units at the price of $1.00 per unit)

Maximum Offering: $5,000,000 (5,000,000 units at the price of $1.00 per unit)

Each unit comprises one common share and one half Series C warrant

This prospectus qualifies the distribution by Neptune Technologies & Bioressources inc. (the “Company” or “Neptune”) of a minimum of 3,000,000 units (the “Minimum Offering”) and a maximum of 5,000,000 units (the “Maximum Offering”) at the price of $1.00 per unit. Each unit comprises one common share (the “Common Share(s)”) and one half Series C warrant. Each whole Series C warrant (the “Series C Warrant(s)”) entitles the holder thereof to acquire one Common Share in the Company’s capital stock at the price of $1.50 per share at any time up to June 28, 2002. The Common Shares issued upon exercise of Series C Warrants shall be held in escrow for a period of 90 days following their issue date. The offering price for the units was determined following negotiations between Hampton Securities Limited (the “Agent”) and the Company.

There is currently no market upon which the units offered pursuant to this distribution may be traded, and, consequently, subscribers may be unable to resell them. On May 3, 2001, the Canadian Venture Exchange Inc. (CDNX) has approved the listing of the Common Shares of the Company offered hereby subject to certain conditions that shall be met by the Company no later than July 18, 2001, including the distribution of the Common Shares pursuant hereto to a minimum number of public shareholders. The offering price for each Common Share, after giving effect to this offering, exceeds the net tangible book value per Common Share of the Company as at November 30, 2000, by $0.6432 ($0.7292 in the event of the Minimum Offering), thus representing a dilution of 64.32% (72.92% in the event of the Minimum Offering). See “Dilution.”

In the opinion of legal counsel for the Company, the Common Shares included in the units offered pursuant hereto will not be precluded as investments pursuant to the terms of certain statutes. See “Eligibility for Investment.” An investment in the units carries a high degree of risk and should be viewed as speculative due to the nature of the Company’s activities and its current stage of development. See “Risk Factors.”

Price: $1.00 per unit

	Offering price	Agent's fee (1)	Net proceeds to the Company (2)
Per unit	$1.00	$0.08	$0.92
Minimum Offering	$3,000,000	$240,000	$2,760,000
Maximum Offering	$5,000,000	$400,000	$4,600,000

(1)

As additional compensation, the Company has undertaken to grant to the Agent a non-transferable option (the “Compensation Option”) entitling it, within 12 months following the final closing of this offering, to subscribe to a number of Common Shares equal to 8% of the number of units sold pursuant to this offering to clients directly solicited by the Agent, subject to a minimum of 4% of the total number of units subscribed to pursuant to this offering. The exercise price shall be $1.00 per Common Share. This prospectus also qualifies the distribution of the Compensation Option. See “Plan of Distribution”.

(2)

Before deducting the expenses of the offering estimated at $200,000 which will be paid directly from the net proceeds of the offering.

The Agent conditionally offers the units, on a best efforts basis, subject to prior sale, if, as and when issued and delivered by the Company and accepted by the Agent, in compliance with the conditions set forth in the Agency Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters by Boivin, O’Neil, general partnership, of Montreal for the Company and by Fasken Martineau DuMoulin, LLP of Montreal for the Agent.

Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. The first closing date for this offering is expected to occur on or about June 6, 2001, but no later than July 11, 2001, if all the closing conditions have been met at this date. Additional closings may take place up to July 11, 2001. At each closing, the Common Shares and Series C Warrants included in the units will be separated and a certificate evidencing each of these securities shall be delivered to the subscribers within three days following each closing date.

TABLE OF CONTENTS

Page

SUBSCRIPTION PROCEDURES

3

ELIGIBILITY FOR INVESTMENT

4

PROSPECTUS SUMMARY

5

PLAN OF DISTRIBUTION

8

DETAILS OF THE OFFERING

9

THE COMPANY

10

KRILL

10

Availability of Krill

10

The Virtues of Krill

11

Biological Properties of Krill Products

11

     Krill Oil

11

     Protein Concentrates

12

     Amino Acid Concentrates

12

Krill Extraction Process

13

     Description

12

     Advantages of the Extraction Process

13

Krill Markets

13

License Agreement and Intellectuel Property Purchase Option

13

Patent Applications

15

SEAL

15

Availability of the Seal

15

The Virtues of the Extracted Seal Components

16

Seal Markets

16

Research Contract with the University

16

Partnership Agreement with the Association Gaspésienne des

Industries du Loup Marin

16

Patent Application

16

FISH

17

ACTIVITIES OF THE COMPANY

17

Premises

17

Personnel

17

Research Projects

17

     University Research

17

     Research Conducted with the Centre de Recherche

     industrielle du Québec

18

     Applied Research

18

     Research Protocols

19

Strategy of the Company

21

Products of the Company

22

Markets for the Company's Products

22

     Nutraceutical Market

22

     Summary of the Major Trends in the Nutraceutical Market

23

     Opportunities for the Nutraceutical Market

23

     Geographical Features of the Nutraceutical Market

24

     Cosmetics Market

24

     Pharmaceutical Industry Market

25

     Specialized Animal Feed Market

25

Procurement of Krill

25

Distribution

25

COMPETITION

25

THE COMPANY'S COMPETITIVE ADVANTAGES

26

PROTECTION OF INTELLECUTAL PROPERTY RIGHTS

26

REGULATORY APPROVAL

27

RESEARCH ADVISORY BOARD

28

USE OF PROCEEDS

31

SELECTED FINANCIAL INFORMATION

31

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF

OPERATION

32

DISCLOSURE IN MATTERS OF CORPORATE

GOVERNANCE

35

DIRECTORS AND OFFICERS

36

OPTIONS

39

INDEBTEDNESS OF DIRECTORS AND SENIOR

OFFICERS

40

DESCRIPTION OF SHARE CAPITAL

41

CAPITALIZATION

44

PRINCIPAL SHAREHOLDERS

45

ESCROWED SHARES

45

DIVIDEND POLICY

46

DILUTION

46

PRIOR ISSUES

46

RISK FACTORS

47

New Operation

47

Uncertainty Related to Research

47

Dependence on Strategic Partners

47

No Guarantee of Development

47

Intellectual Property Rights and Protection Conferred

by Patents

48

Lack of Income From Products - History of Prior Losses

48

Capital Needs

49

Key Personnel

49

Manufacturing, Supplying and Marketing

49

Regulations: No Guarantee of Product Approval

50

Product Liability and Insurance

50

Competition

50

INTEREST OF MANAGEMENT AND OTHERS IN

MATERIAL TRANSACTIONS

51

PROMOTER

52

MATERIAL CONTRACTS

52

LEGAL MATTERS

53

LITIGATION

53

AUDITORS, CUSTODIAN, TRANSFER AGENT

AND REGISTRAR

53

STATUTORY RIGHTS

53

GLOSSARY

54

AUDITOR'S REPORT

F-1

FINANCIAL STATEMENTS

CERTIFICATE OF THE COMPANY

C-1

CERTIFICATE OF THE PROMOTER

C-2

CERTIFICATE OF THE AGENT

C-3

SUBSCRIPTION PROCEDURES

Any prospective investor who wishes to subscribe to units shall:

(a)

issue a cheque bearing the date of his subscription made payable to Fiducie Desjardins Inc. (the «Custodian») in the amount of the subscription; and

(b)

return same to the Agent or to one of its authorized agents or to the Custodian.

The Company reserves the right to reject or allot any subscription, in whole or in part, and to close the subscription books at any time without notice. If a subscription is rejected, the cheque shall be promptly returned to the investor, without interest or deduction.

All subscriptions shall be deposited in trust with the Custodian until the distribution proceeds have reached the amount of the Minimum Offering. Cheques shall be cashed and the distribution proceeds shall be retained by the Custodian. Interest shall not be paid to the subscribers on the distribution proceeds thus retained by the Custodian. At the closing of the offering, the distribution proceeds shall be paid to the Company which shall then proceed with the issue of the units to the investors whose subscriptions have been accepted. All certificates evidencing Common Shares and Series C Warrants included in the units shall be delivered to each subscriber within three days following each closing date.

The first closing date of this offering is scheduled to occur on or about June 6, 2001, if all conditions of the closing have been met at that date. Additional closings may be held thereafter until July 11, 2001. If the first closing date does not occur at the set date, namely on or about June 6, 2001, but no later than July 11, 2001, all cheques or cash received by the Agent, any of its agents or the Custodian shall be returned to each subscriber, without interest or deduction.

ELIGIBILITY FOR INVESTMENT

In the opinion of Boivin, O’Neil, general partnership, legal counsel to the Company, and Fasken Martineau DuMoulin, LLP, legal counsel to the Agent, subject to prudent investment standards and the general provisions and restrictions regarding investment set out in the statutes listed below (and, as applicable, the regulations passed pursuant to such statutes) and, in certain cases, subject to compliance with additional requirements regarding investment or lending policies, procedures or objectives, the Common Shares included in the units offered hereby will not be, on the issue date, precluded investments pursuant to the following statutes:

Insurance Companies Act (Canada)	Supplemental Pension Plans Act (Quebec)
Pension Benefits Standards Act 1985 (Canada)	An Act respecting trust companies and savings companies (Quebec) (except trust companies in respect of funds, other than deposits, which are administered for the benefit of third parties)
Trust and Loan Companies Act (Canada)	An Act respecting insurance (Quebec) (in respect of insurers other than a guarantee fund)

Furthermore, in the opinion of such counsel, the Common Shares, when listed on a prescribed stock exchange in Canada, and the Series C Warrants comprised in the units offered pursuant to this prospectus would constitute qualified investments under the Income Tax Act (Canada) and its regulations for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit-sharing plans (collectively “deferred income plans”) as well as for registered education savings plans . The Common Shares included in the units offered pursuant to this prospectus, if they were issued on the date hereof, would not constitute foreign property for the purposes of the provisions regarding the tax assessable under Part XI of the Income Tax Act (Canada) with respect to deferred income plans, registered investments or other tax-exempt entities, specifically most pension funds or pension plans.

PROSPECTUS SUMMARY

The summary below of the main features of the offering is presented subject to the more detailed information and the data and financial statements, including accompanying notes, found elsewhere in this document. In this prospectus, unless otherwise indicated, all dollar amounts are in Canadian dollars.

The Offering

Minimum Offering:		$3,000,000 (3,000,000 units at a price of $1.00 per unit, each unit being comprised of one Common Share and one half Series C Warrant)

Maximum Offering:		$5,000,000 (5,000,000 units at a price of $1.00 per unit, each unit being comprised of one Common Share and one half Series C Warrant)

Price:		$1.00 per unit

Use of Proceeds:

The estimated net proceeds from this offering to be received by the Company after deducting the Agent's fee, namely $400,000 ($240,000 in the event of a Minimum Offering) and the estimated expenses of $200,000, will aggregate $4,400,000 ($2,560,000 in the event of the Minimum Offering). The following table details the approximate use of the net proceeds of the offering.

	Minimum Offering	Maximum Offering
RESEARCH Extraction processes Applied researches PATENTS & LICENSES WORKING CAPITAL Fixed assets Operating expenses Total	$1,224,000 $600,000 $1,824,000 $450,000 $5,000 $281,000 $2,560,000	$1,866,000 $1,408,000 $3,274,000 $700,000 $150,000 $276,000 $4,400,000

Activities of the Company:

Generally, and in close collaboration with researchers from universities and recognized research institutes, the Company devises and develops processes for extracting high value-added natural products from marine biomasses. The Company also conducts various research projects to establish formulae and applications which, based on the natural products that interest the Company, can be used effectively to improve and increase the functionality of foods, the effectiveness of cosmetic care, the primary prevention of certain diseases, and generally enhance human and animal health. Coupled with these research efforts, the Company is implementing the commercial development of the various products resulting from its research and development activities. To this end, it negotiates strategic alliances with various players to ensure supply of raw materials and outlets for its products.

Selected Financial Information:

The following table summarizes the results of the operations of the Company for the initial eight-month period ended May 31, 1999, for the twelve-month period ended May 31, 2000 and for the six-month periods respectively ended November 30, 1999 and 2000, and the financial information derived from the balance sheets as of May 31, 1999, May 31, 2000 and November 30, 2000.

Data from the Earnings Statement
	Six-month Periods Ended		Fiscal Years Ended
	November 30, 2000	November 30, 1999	May 31, 2000 (12 months)	May 31, 1999 (8 months)
	(unaudited)	(unaudited)	(audited)	(audited)
Research expenses	$351,852	$58,665	$154,725	$121,815

Total operating expenses	$460,418	$59,076	$181,785	$128,233

Net loss	$428,428	$59,076	$181,785	$128,233

Net loss per share	$0.042	$0.010	$0.026	$0.025

Weighted average number of Common Shares outstanding	10,100,000	5,974,317	7,039,726	5,100,000

Data from the Balance Sheet
	As at November 30, 2000		As at May 31, 2000	As at May 31, 1999
	(unaudited)		(audited)	(audited)

Cash and short-term investments	$1,139,452		$1,523,364	$667

Current assets	$1,201,142		$1,540,112	$667

Current liabilities	$213,534		$124,076	$128,846

Shareholders’ equity (deficiency)	$987,608		$1,416,036	($128,179)

Total assets	$1,201,142		$1,540,112	$667

See “Management’s Discussion and Analysis of Financial Condition and Results of Operation”

Dividend Policy:

The Company has no plans to declare dividends on its Common Shares in the foreseeable future, even if it realizes benefits, preferring instead to retain its future profits to finance its growth. See “Dividend Policy”.

Dilution:

The offering price per Common Share (namely, $1.00) exceeds the net tangible book value per Common Share of the Company as at November 30, 2000, by $0.6432 ($0.7292 in the event of the Minimum Offering), representing a dilution factor of 64.32% (72.92% in the event of the Minimum Offering). See “Dilution.”

Risk Factors:

The outlook for companies in the nutraceutical industry is generally deemed uncertain, given the emerging nature of the industry and, accordingly, investments in the units offered by the Company pursuant to this prospectus are highly speculative. Investors intending to subscribe to units offered by the Company ought to consider the following risk factors: (i) startup operation, (ii) uncertainty related to research, (iii) dependence on strategic partners, (iv) successful development not guaranteed, (v) dubious protection of the intellectual property rights, (vi) absence of income from products -- history of prior losses, (vii) capital needs, (viii) possibility of losing key personnel, (ix) lack of experience in manufacturing and marketing, (x) no guarantee of product regulatory approval, (xi) product liability, and (xii) competition. See “Risk Factors”.

PLAN OF DISTRIBUTION

Pursuant to the terms of an agency agreement entered into on May 11, 2001, between the Company and the Agent (the “Agency Agreement “), the Agent has agreed, on a best efforts basis, to offer for sale, if, as and when issued by the Company, a minimum of 3,000,000 units and a maximum of 5,000,000 units at the price of $1.00 per unit (the “Offering price”). Pursuant to the Agency Agreement, the Agent is not required to subscribe to the units. The closing of this offering is expected to occur on or about June 6, 2001, but no later than July 11, 2001, if the Minimum Offering is subscribed for and if all the conditions set out in the Agency Agreement are met. Additional closings may occur thereafter until July 11, 2001.

As consideration for the services rendered pursuant to this offering, the Company has agreed to pay the Agent a fee of $0.08 per unit sold. The Agent’s fee shall be paid out of the proceeds of the distribution of the units. As additional compensation, the Company has undertaken to grant the Agent a non-transferable Compensation Option entitling it, within 12 months following the final closing of this offering, to subscribe to a number of Common Shares equal to 8% of the number of units sold pursuant to this offering to clients directly solicited by the Agent, subject to a minimum of 4% of the aggregate number of units subscribed to pursuant to this offering. The exercise price shall be $1.00 per Common Share. This prospectus also qualifies the distribution of the Compensation Option.

The Company reserves the right to accept or reject any subscription, in whole or in part. Although the Agent has agreed to sell the units on a best efforts basis, it is not required to take up the unsold units. The Agent has the right to terminate the Agency Agreement at its own discretion, upon the occurrence of certain conditions set out in the Agency Agreement.

DETAILS OF THE OFFERING

The offering consists of a minimum of 3,000,000 units and a maximum of 5,000,000 units at the price of $1.00 per unit, each unit being comprised of one Common Share and one half Series C Warrant. At the closing of this offering, the Common Shares and Series C Warrants included in the units will be separated and certificates evidencing each of these securities will be issued within three days following each closing date.

Warrants

The following is a summary only and shall be read in conjunction with the provisions of the Series C Warrant Agreement mentioned hereafter.

The Series C Warrants offered hereby will be issued in registered form and governed by the Series C Warrants Agreement to be entered into between the Company and Fiducie Desjardins Inc., the later acting as agent for the Series C Warrants (the “Series C Warrants Agent”) on the closing date of this offering.

Each Series C Warrant will entitle its holder to acquire one Common Share of the Company at a price of $1.50, at any time, before 5:00 p.m. (Montreal time) on June 28, 2002, after which date the Series C Warrant will become null and void.

Upon the exercise of the Series C Warrants, the Series C Warrant Agent will remit the exercise price to the Company and will retain the Common Shares issued upon the exercise of the Series C Warrants for a period of ninety days. Thereafter, the Series C Warrant Agent will deliver the Common Shares to the Series C Warrant holder.

The Series C Warrants Agreement contains provisions providing for adjustments to the exercise price and to the number of Common Shares that may be issued upon exercise of a Series C Warrant following some occurrences, namely: the issuance of Common Shares as extraordinary dividends (as specified in the Series C Warrant Agreement) on the Common Shares; stock splits, consolidations or some reclassifications of the Common Shares; the issue to all holders of the Common Shares of rights, options or warrants (expiring within 45 days following the record date used to determine the shareholders entitled to receive them) in view of the subscription to Common Shares at less than 95% of the current market price (as specified in the Series C Warrants Agreement); or the distribution, by way of payment of a dividend to all holders of the Common Shares of shares other than the Common Shares or debt instruments, assets, or rights, options or warrants (other than those aforementioned) in view of subscribing to Common Shares or to acquire assets of the Company. Also, as long as cumulative adjustments do not equal 1% or more of the exercise price or of the number of Common Shares that may be purchased upon the exercise of the Series C Warrants, no adjustment with respect to the Series C Warrants shall be required; however, any similar adjustment will be postponed and taken into account, should any subsequent adjustment be required.

Fraction of Common Share will not be issued upon the exercise of the Series C Warrants. Instead of receiving such fraction of share, the holder will receive payment in cash based on the closing price of the Common Shares on the day preceding the sending of the exercise notice. The holders of Series C Warrants will not be entitled to vote nor will they hold any other rights conferred upon holders of Common Shares or other class of shares of the Company.

THE COMPANY

Neptune was incorporated on October 9, 1998, under Part 1A of the Companies Act (Quebec). On May 30, 2000, the Company filed articles of amendment in order to proceed with the restructuring of its capital stock and to convert its then issued and outstanding shares into newly-created classes of shares. On May 31, 2000, the Company filed new articles of amendment to create Series A Preferred Shares. On August 29, 2000, the Company converted all its issued and outstanding Class A Shares into Class B Subordinate Shares. On September 25, 2000, the Company further amended its share capital to eliminate its Class A Shares and convert its Class B Subordinate Shares into Common Shares. In addition, on February 28, 2001, the Board of Directors of the Company changed the address of its head office. On May 11, 2001, the Company amended its articles of incorporation to repeal the restrictions with respect to closed companies. The Company’s head office and executive offices are located at 500 Saint-Martin Boulevard West, Suite 550, Laval, Quebec, H7M 3Y2. See “Activities of the Company – Premises”.

Mission and Objectives

The Company’s mission consists in developing, marketing and exploiting innovative high-yield technological processes in the production of value-added natural products, such as Omega-3-type oils, protein concentrates, amino acids concentrates and other marine biomass extracts which the Company intends to market for innovative applications in the fields of nutraceuticals, cosmetics and pharmaceuticals.

In the pharmaceutical field, the Company intends to supply pharmaceutical companies with innovative functional ingredients that may improve the efficiency of some medications. However, the Company does not currently anticipate becoming itself involved in the development and certification of pharmaceutical products.

The first marine biomasses which have become the focus of the Company’s interest are krill and seal.

KRILL

Krill is a generic term of Norwegian origin designating the set of 85 species of deep and cold water pelagic marine planktonic crustaceans (zooplanktonic) (source: Stephen Nicol, “Time to Krill?”, Australian Antarctic Division, 1995, pages 2-3).

Krill looks like a miniature shrimp. The smallest species of krill, found in the Pacific Ocean, measures approximately 1 cm. The larger Antarctic krill can grow up to 6 cm. Krill is the most abundant animal biomass on the planet and is found in schools that can sometimes cover several square kilometres of ocean (source: Stephen Nicol, “Time to Krill?”, Australian Antarctic Division, 1995, pages 2-3).

Availability of Krill

There are two primary ocean regions where krill is fished: the Antarctic Ocean (Antarctic krill) and the North Pacific Ocean (Pacific krill, mainly off the coasts of Japan and Canada). The total quantity of krill in these two oceans is conservatively estimated to be around 500,000,000 metric tonnes (mt) (source: World Health Organization (“WHO”), “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73). From these two oceans, a total of some 150,000 mt of krill is harvested annually on average (source: Commission for the Conservation of Antarctic Marine Living Resources, “Understanding CCAMLR’s Approach to Management”, May 15, 2000). Of that total, 90,000 mt originate from the Antarctic and 60,000 mt from the Pacific (source: Yoshinari Endo, “Fishery Biology of Euphausia pacifica in the Japanese Waters”, Fisheries Centre Workshop, November 1995, University of British Colombia). These catches represent less than 0.1% of the existing resource. These average values are based on the period from 1981 to 1994 and represent the total catches within the authorized quotas (source: Stephen Nicol, “Ecosystem Management and the Antarctic Krill”, American Scientist, 1993, 81 (No. 1), pages 44-45). The main countries that fish for krill are Japan and Ukraine. The above data support the following facts: the resource is abundant, accessible and there is a potential for long-term exploitation (source: WHO, “Nutritional Value of Antarctic Krill”, 1995, Bulletin 73, page 551).

The Virtues of Krill

In the opinion of the Company, the virtues of krill are being increasingly recognized by the world scientific community. Because the krill used by the Company feeds on phytoplankton, namely diatoms, its lipid content is a major source of polyunsaturated fatty acids, mainly docosahexanoic acid (DHA) and eicosapentanoic acid (EPA), two types of Omega-3 fatty acids. Krill also contains proteins offering the complete range of amino acids. It also contains powerful antioxidants (liposoluble A and E vitamins and provitamins, beta-carotene, trans-retinols, astaxanthin and canthaxantin pigments). Krill contains phospholipids, amino acids and minerals providing numerous benefits in terms of the absorption and digestion of nutrients essential to human and animal growth (source: Specialty Marine Products Ltd., “Hatchery feed”, page 1).

The organic components that can be obtained from krill are part of the categories of substances actively sought after by the nutraceutical, cosmetics and pharmaceutical industries (source: Molyneaux, M. & C.M. Lee, “Food Technology”, The U.S. Market for Marine Nutraceutical Products, June 1998, 52:6, pages 56-57).

A major additional advantage lies in the fact that the Omega-3 polyunsaturated fatty acids contained in the krill oil concentrate are not oxidized. The absence of oxidation results from the high natural content of powerful antioxidants in krill oil, namely vitamins A and E, beta-carotene, trans-retinols, astaxanthin and canthaxantin.

Krill oil may also have interesting features for transdermal applications (source: Medscape Medline Abstract, “Influence of Cholesterol on Liposome Fluidity by EPR. Relationship with Percutaneous Absorption”, J. Control Release, July 31, 2000, 68(1) pages 85-95).

Biological Properties of Krill Products

Fish oils, more specifically the Omega-3 polyunsaturated fatty acids, have captivated the attention of the medical community since the 1950s. With the exception of grapes, flax seeds and soy beans, these types of Omega-3 polyunsaturated fatty acids are rarely present in land plants.Instead, land plants produce Omega-6 fatty acids. It has been shown that Omega-3 polyunsaturated fatty acids have a beneficial effect on patients with cardiovascular diseases, arthritis, asthma and inflammatory conditions associated with immune system diseases (source:  Rafael Ariza-A, Marilu Mestanza-Pereita and Mario H. Cardiel, “Omega-3 Fatty Acids in Rheumatoid Arthritis: An Overview”, Seminar in Arthritis and Rheumatism, Vol. 27, No. 6 (June), 1998, pages 366-370; Knud Landmark, “The Beneficial Effects of Omega-3 Fatty Acids on Coronary Heart Disease”, Omacor CVD/LIPIDS Dialog, December 1998, Publication 8; Medscape Medline Abstract, “Prevention of Asthma”, July 1996, Document 1 of 200; Biochem, Biophys. Res. Commun., “Decreased Pro-Inflammatory Cytokines and Increased Antioxidant Enzyme Gene Expression by Omega-3 Lipids in Murine lupus nephritis”, (USA), 1994, 200/2 pages 893-898).

Krill Oil

Krill oil's high natural content of Omega-3 polyunsaturated essential fatty acids (EPA/DHA) takes on greater significance following recognition by the scientific community of the importance of Omega-3 fatty acids in the primary prevention of cardiovascular disease (Knud Landmark, “The Beneficial Effects of Omega-3 Fatty Acids on Coronary Heart Disease”, Omacor CVD/LIPIDS Dialog, December 1998, Publication 8). Omega-3 polyunsaturated fatty acids are globally lacking in North American and European diets, in children as well as in adults. An imbalance between Omega-3 polyunsaturated fatty acids and Omega-6 polyunsaturated fatty acids can cause a variety of cardiovascular diseases, hypertension, inflammatory and auto-immune disorders, and certain mental illnesses. A supplemental intake of Omega-3 polyunsaturated fatty acids reduces the concentration of triglycerides in the plasma, reduces the possibility of platelet aggregation and lowers blood pressure.

The Company’s krill oil contains powerful natural carotenoids (vitamin A, beta-carotene, trans-retinols, astaxanthin and canthaxantin) and a liposoluble vitamin (vitamin E), which have numerous known antioxidant properties. Oxidation is one of the major factors contributing to the deterioration of the quality of marine oils. For that matter, in vitro and in vivo studies have shown that the oxidizing damage caused by low-density lipoproteins (LDL) significantly increases the formation of atheromatous plaques (source: Ylo-Herttuala, “Macrophages and Oxidized Low Density Lipoproteins in the Pathogenesis of Atherosclerosis”, Ann. Med., 23(5) pages 561-567). These damages promote the atherogenic process. The Company’s krill oil concentrate is of extremely high quality as it does not oxidize during the Neptune OceanExtractTM process (see “Krill Extraction Process”), which increases its biological effects and absorption by the human body. Specifically, the antioxidant power of astaxanthin in repressing oxygen is approximately 80 times more effective than vitamin E and 10 times more effective than beta-carotene (source: “Astaxanthin As An Antioxidant: A Summary”, Technical Report, Aquasearch inc., revised March 20, 2000, page 1). Carotenoids can play various roles, including the harnessing of free radicals and the prevention of lipid peroxidation. Most studies suggest that carotenoids are involved in the primary prevention of arteriosclerosis (source: EB Rimm and MJ Stampfer, “The Role of Antioxidants in Preventive Cardiology”, Curr. Opin. Cardiol., March 1997, 12(2), pages 188-194). Moreover, many scientific publications suggest that increased consumption and serum level of carotenoids are associated with a reduction of the risk of developing certain cancers, cardiovascular diseases and ocular problems.

In aquaculture, the carotenoids, such as astaxanthin and canthaxantin, contained in krill oil are essential elements to the growth and survival of fish and give them their pinkish color as with salmon. Carotenoids protect aquatic species against UVB rays, act as provitamin A, stimulate growth and fertility by acting as a fertilization hormone, and improve their eggs.

Other antioxidants contained in krill oil are vitamin A and trans-retinols, commonly used in skin creams to prevent wrinkles when applied locally. It is recognized that trans-retinols prevent skin cancer caused by ultraviolet rays (source: N. Chouinard and M. Rouabhia, “Effects of All-Trans-Retinoic Acid on UVB-irradiated Humans”, Journal of Cellular Physiology, October 1999, 181(1), pages 14-23).

Antioxidants protect the human body from oxidation damage by eliminating free radicals and thus help prevent cell aging and degeneration. The combination of astaxanthin, canthaxantin and retinols provides benefits that the Company plans to research and validate.

Moreover, the phospholipids present in krill oil improve the cutaneous absorption (source: Medscape Medline Abstract, “Influence of Cholesterol on Liposome Fluidity by EPR. Relationship with Percutaneous Absorption”, July 31, 2000, Document 9 of 200, page 1).

Protein Concentrates

Protein concentrates are a source of amino acids essential to development and growth. Krill protein concentrates include the complete range of amino acids, including the eight essential amino acids. In addition, certain proteins extracted from krill are predigested, which represents a significant source of short-chain amino acids in the form of peptides that facilitate digestion and absorption.

Amino Acid Concentrates

Concentrates of amino acids are specific catalysts essential to several biochemical reactions in the human body. The scientific community recognizes krill's high content of amino acids (source: E. Budzinski, P. Byzowski and D. Dutkiewicz, “Possibilities of Processing and Marketing of Products made from Antarctic Krill”, FAO Fisheries Technical Paper, 1985, no. 268, page 46). Transformation processes using heat easily destroy amino acids. The Neptune OceanExtractTM process uses no heat at the raw material processing stage, thereby enabling the preservation of the biological activity of amino acids and contributing to improved digestion in marine species.

Krill Extraction Process

Description

In 1998 and 1999, the Biology Department of the Faculty of Science at Université de Sherbrooke (the “University”), with financing by Groupe Conseil Harland inc. (“GCH”), developed a laboratory process for extracting natural components from marine biomasses. The extraction process, insofar as it is applied to krill, calanus and other crustaceans, has been labelled Neptune OceanExtractTM by the Company.

Neptune OceanExtractTM is a cold extraction process that enables the extraction of Omega-3 polyunsaturated oil, protein concentrates and amino acid concentrates from marine biomasses such as krill, calanus and other crustaceans. Krill oil is extracted from the raw material, i.e. the krill, by successive immersions in organic solutions and through filtrations.

Advantages of the Extraction Process

To the Company’s knowledge, no other industrial krill oil extraction process currently exists.  None of the stages in the transformation process involve heating the raw material. This aspect of the Neptune OceanExtractTM process has the effect of preserving the biological activity of the krill substances, the properties of which are widely sought after by the nutraceutical, cosmetics and pharmaceutical industries.

The heat treatment (e.g., pasteurization) used in the agrifood processing industry is often designed to destroy bacteria, thus preserving food safety and product shelf life, and protecting consumer safety. The Neptune OceanExtractTM process also destroys bacteria, resulting in products that are safe and healthy for human consumption and which also have an important shelf life for commercialization purposes.

Compared with the traditional animal or vegetal oil extraction processes generally used in the industry, the Neptune OceanExtractTM process used for krill is simpler and preserves the intrinsic food qualities of krill. The conditions governing storage, handling and the extraction process are such that lipidic alterations are minimal.

The advantages inherent to the Neptune OceanExtractTM process enable high extraction performance, recycling and salvage of extraction by-products. The process thus enables full use of the biomass and bacterial destruction of the extracts obtained. It is also characterized by the absence of use of preservatives and the stability of essential fatty acids.

The Neptune OceanExtractTM process allows to obtain high-end products currently sought after by the nutraceutical, cosmetics and pharmaceutical markets.

Krill Markets

Traditionally, the main markets for krill have been human and animal food (source: Stephen Nicol, “Ecosystem Management and the Antarctic Krill”, American Scientist, 1993, 81 (No. 1), page 44). The new trend, which is of particular interest to the Company, is focused on the nutraceutical (natural supplements, functional foods), cosmetics and pharmaceutical industries as well as on specialized animal feed. Due to the quality of concentrates obtained by using the Neptune OceanExtractTM process, the Company is of the opinion that it will be able to offer high-end krill-based functional products.

License Agreement and Intellectual Property Purchase Option

On July 9, 1998, GCH signed a research partnership memorandum of understanding regarding the krill oil extraction process with the University that was amended on February 15, 1999 (the “Memorandum of Understanding”) in which GCH was granted an exclusive option with respect to the execution of any license agreement for the exploitation of the results of the research, insofar as they are applicable to krill, calanus and other crustaceans and also an exclusive option to purchase the University’s intellectual property as it relates to the extraction process insofar as it applies to krill, calanus and other crustaceans. The Memorandum of Understanding also granted GCH a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses other than krill, calanus and other crustaceans.

On June 14, 2000, GCH exercised its option and signed with the University a license for the exploitation, development and marketing of the results of the research referred to in the Memorandum of Understanding (the “License Agreement”). On February 23, 2001, the Company and the University, with the consent of GCH, executed an agreement pursuant to which the University authorized the Company to be substituted for GCH in the License Agreement, so that the Company would be entitled to the rights, and would assume the obligations, pursuant to the License Agreement. On May 1, 2001, the University and the Company have formalized this substitution.

The Company holds an exclusive, irrevocable worldwide license for the development, exploitation and marketing of the technologies and processes developed by, and belonging to, the University as part of the research it is conducting into devising an extraction and purification process for krill and/or calanus and/or crustaceans oil. The License Agreement also applies to oil extracted through this extraction process from krill and/or calanus and/or crustaceans. As consideration for the granting of this license, the University is entitled to receive from the Company, as long as the University shall be the sole owner of the intellectual property rights therein, royalties on the net sales of oil from krill and/or calanus and/or crustaceans by the Company, by any sublicensee or by any person associated with the Company or any sublicensee. No royalties shall be payable prior to October 15, 2001. As of October 15, 2001 and until June 14, 2002, the royalty percentage on net sales shall be 3%. Thereafter, it shall be 4%. Pursuant to the License Agreement, the expression “net sales” means the amount invoiced by a licensee or sublicensee to a third party. Furthermore, pursuant to the License Agreement, the Company is required to pay semi-annually to the University 50% of any amount collected from a sublicensee, the University being however restricted to receiving no more than 4% in respect of any sale.

The License Agreement stipulates that the University shall remain the sole owner of any improvement and/or modification and/or enhancement of the extraction process. This right is granted subject to that of the Company, for a term of 24 months following any such improvement and/or modification and/or enhancement, to enter into an exclusive license agreement with the University with respect to such improvements and/or modifications and/or enhancements.

The Company and any sublicensee shall have five years in which to market the products derived from the research project in any country, failing which the University shall be entitled to grant to any third party a license for exploitation similar to that granted to the Company for that country. In addition, the University is required to confer with the Company and obtain the latter’s prior written agreement before pursuing any patent application with respect to the technologies and processes developed in relation to the extraction and purification process for oil from krill and/or calanus and/or crustaceans. In the event of a refusal by the Company to give its approval to the filing of a patent application in Canada, the United States, Japan and any one of the ten most populated countries of the European Community, the University shall be entitled, on its own, to file a patent application in any country not identified by the Company.

The License Agreement may be terminated (i) by way of agreement between the University and the Company; (ii) in the event of a default by the Company or the University; (iii) in the event of the insolvency or bankruptcy of the Company; or (iv) if the Company ceases to carry on its activities in the normal course of business.

Pursuant to the Research Partnership Memorandum of Understanding concluded in July 1998, the University granted GCH a right of first refusal with respect to any research project for the development of a process to extract and purify oils originating from marine and freshwater biomasses other than krill and calanus. On February 23, 2001, GCH, with the consent of the University, assigned this right of first refusal to the Company. At the same time, GCH also assigned its option to purchase the intellectual property rights with respect to the results of the research, as it relates to krill, calanus or other crustaceans, conducted by the University for the benefit of GCH. The exercise price of this purchase option has been set at $275,000 by mutual agreement between the University and the Company.

As consideration for the above assignments, the Company has undertaken to pay to GCH an annual commission, for an indeterminate period of time, of 1% on the sales or other income of the Company. This commission shall be paid semi-annually and only where payment of such commission does not result in the Company having negative net earnings before interest, taxes, depreciation and amortization (EBITDA).

Patent Applications

On October 21, 1998, the University filed a preliminary application for a Canadian patent, number 2,251,265 entitled “Procedure for lipid extraction of aquatic animal tissues producing a dehydrated residue”. Following this preliminary application for a Canadian patent, the University worked to complete the research and information required to finalize the preliminary application.

On October 21, 1999, the University filed an international PCT application through the Canadian Patent Office with the World Intellectual Property Organization (“WIPO”), bearing the number PCT/CA99/00987 and entitled “Method of Extracting Lipids from Marine and Aquatic Animal Tissues”. This international PCT application, which claims the benefit of prior filing of the preliminary Canadian patent application bearing number 2,251,265, includes the Neptune OceanExtractTM extraction process described in “Krill – Krill Extraction Process”.

On January 31, 2000, the European Patent Office completed the international search and, on February 28, 2000, WIPO forwarded to the University the international search report on the said PCT application. On April 27, 2000, WIPO published the said PCT international application under the number WO 00/23546. On August 11, 2000, WIPO forwarded its written opinion as to the patentability of the subject matter described in the said PCT application. On December 22, 2000, the University forwarded its reply to the written opinion. On January 15, 2001, a preliminary examination report was issued by the European Patent Office. Therein, the European Patent Office examiner accepted 29 of the 35 claims made by the University.

SEAL

The Company also has a research project on the processing of adult seal (mainly the Greenland seal and the hooded seal), by optimizing the cold-pressing of the seal fat to extract oil, and by adapting the Neptune OceanExtractTM process to obtain protein concentrates and enzyme concentrates from seal. The adaptation of the Neptune OceanExtractTM process is intended to optimally use the entire seal carcass, i.e. the flesh (muscles) and viscera.

Availability of the Seal

Greenland seals have been commercially hunted since the early 18th century. The northwestern Atlantic Greenland seal population (Gulf of St. Lawrence and along the southern coast of Labrador) for the year 2000 is estimated at 5.2 million seals (source: May 2000 Report on the 2000 Stock Status of the Northwest Atlantic Harp Seal, Department of Fisheries and Oceans, Canada). As in 1999, the hunting quota for seals in 2000 was 275,000 animals. This represents 5.3% of the current population of Greenland seals (source: Atlantic Seal Hunt - 2000 Management Plan, Department of Fisheries and Oceans, Canada).

The Virtues of the Seal Extract Components

Oil from the Greenland seal is richer in Omega-3 polyunsaturated fatty acids than most fish oils. Seal oil is characterized by its concentrations of DPA (docosapentanoic acid) and EPA (eicosapentanoic acid) essential fatty acids, akin to squalene oil and in selenium, an effective antioxidant. DPA is also present in human breast milk and is essential to the development of newborns.

Seal Markets

Traditionally, the seal was hunted for its fur, its skin and as food by the coastal-dwelling populations of Newfoundland and the Arctic. In Europe, there has always been a market for seal oil in marine and industrial applications. More recently, attempts were made to produce seal oil for use in a skin cream (Liposome), as well as to produce virtually pure powdered seal proteins. The Government of Newfoundland and Labrador is optimistic that the seal processing industry could grow significantly over the next two or three years (source: 2000 Atlantic Seal Hunting Management Plan, Department of Fisheries and Oceans, Canada). This growth would be the result of new products extracted from the seal, namely protein concentrates, the popularity of Omega-3 polyunsaturated oils and of enzyme concentrates being sold as nutraceuticals.

Research Contract with the University

On July 25, 2000, the Company entered into a research agreement with the University whereby the latter would undertake a research project to adapt its krill extraction process to the seal. The purpose sought to be achieved by the Company is to obtain processed products such as Omega-3 polyunsaturated oil, protein concentrates and enzyme concentrates the intrinsic properties of which are beneficial to human health. The final report was drawn up on January 10, 2001. The results obtained confirm the initial assumptions made as to the high extraction yield for an Omega-3, EPA, DPA and DHA-rich oil and as to the ability to obtain a 90%-pure protein concentrate containing all the essential amino acids free of pesticides but with a slight trace of heavy metals. The Company has the benefit of an exclusive option for a worldwide license agreement for the development, exploitation and marketing of the results of this research. The Company also holds an option to purchase the intellectual property of the results of this research. This option may be exercised by the Company at any time within the 12 months following the conclusion of the research project. The exercise price in respect of this option is $275,000.

Partnership Agreement with the Association Gaspésienne des Industries du Loup Marin

On July 25, 2000, the Company also entered into a partnership agreement with the Association Gaspésienne des Industries du Loup Marin (“AGILM”) to carry out the first step of setting up an initial seal processing plant in the Gaspé Peninsula.

The agreement consists in carrying out, according to various terms:

(a)

a market study for products derived from the primary processing of seal (skins, oils, protein concentrates, enzyme concentrates, and others); and

(b)

a marketing, technical and financial feasibility study for the Gaspé seal primary processing plant

(supplying possibilities, production lines, potential sites, viability).

The maximum contribution of the Company will be the lesser of $10,000 or 15% of the aggregate costs.

Patent Application

On December 2, 1999, the University filed a preliminary application for a Canadian patent, number 2,290,885 entitled “Method for the processing of seal tissues”. On December 4, 2000, the University filed a PCT international application with WIPO claiming prior filing of the preliminary application for Canadian patent number 2,290,885 and entitled “Method for Purifying Marine Mammal Oil enriched in Omega-3 Fatty Acids and Compositions comprising same”. As of the date hereof, the Company is waiting for the international search report in respect of the PCT application.

FISH

On May 7, 2001, the Company entered into a research agreement with the University so that the latter undertakes a research project consisting in adapting the krill extraction process to fish, namely to fish residues. The objective of the Company is to obtain transformed products, such as Omega-3 polyunsaturated oil, protein concentrates and enzyme concentrates, the intrinsic values of which are beneficial to human health. The research project is expected to be completed by June 25, 2001. The Company holds an exclusive option for a worldwide license agreement for developing, exploiting and marketing the results of this research. The Company also holds an option to purchase the intellectual property resulting from the results of this research. This option may be exercised by the Company at any time within 12 months following completion of this research. The exercise price in respect of this option is $200,000.

ACTIVITIES OF THE COMPANY

Generally, and in close collaboration with researchers from universities and recognized research institutes, the Company devises and develops processes for extracting high value-added natural products from marine biomasses. The Company also conducts various research projects to establish formulae and applications which, based on the natural products that interest the Company, can be used effectively to improve and increase the functionality of foods, the effectiveness of cosmetic care, the primary prevention of certain diseases, and generally enhance human and animal health. Coupled with these research efforts, the Company is implementing the commercial development of the various products resulting from its research and development activities. To this end, it negotiates strategic alliances with various players to ensure supply of raw materials and outlets for its products.

Premises

The operations of the Company are conducted from its head office located at 500 Saint-Martin Boulevard West, Suite 550, Laval, Quebec, H7M 3Y2. These premises were leased by the Company on November 28, 2000, pursuant to a lease agreement entered into with Immeubles Salette inc. and cover an area of 5,481 square feet. Monthly rent is $9,519.82 (taxes included) and the lease will expire on February 28, 2006.

Personnel

The Company currently employs 10 full-time persons. A consultant also works exclusively for the Company. In addition, 6 doctors are involved in the applied research projects under the direction of Dr. Fotini Sampalis and 3 technicians are working on the research project conducted by the Centre de Recherche Industrielle du Québec.

Research Projects

University Research

Pursuant to agreements concluded with two Quebec universities, two separate research projects have been conducted for the benefit of the Company.

The first project, conducted by the Biology Department of the Faculty of Science at the University under the direction of Dr. Adrien R. Beaudoin, consisted in developing an optimized laboratory version of a seal fat cold-pressing process, and the adaptation of the krill oil extraction process to the seal. This project more particularly makes possible optimum use of the seal carcass, viscera and muscle by-products to obtain protein concentrates and enzyme concentrates. The final report was drawn up on January 10, 2001. The results obtained confirm the initial assumptions made as to the high extraction yield for an Omega-3, EPA, DPA and DHA-rich oil and as to the ability to obtain a 90%-pure protein concentrate containing all the essential amino acids free of pesticides but with a slight trace of heavy metals. See “Seal – Research Contract with the University”.

The second project which is being carried out as a service agreement with McGill University's Faculty of Agricultural and Environmental Sciences, under the direction of Dr. Benjamin K. Simpson, consisted in analyzing the composition of krill and its protein content and in measuring its biological activity. The final report was drawn up on February 6, 2001, and confirmed the presence of 20 amino acids, including all the essential amino acids, as well as an enzymatic activity which can be stabilized for further industrial applications.

Research Conducted with the Centre de Recherche Industrielle du Québec

The Company has entrusted the Centre de Recherche Industrielle du Québec (“C.R.I.Q.”) with the mandate to develop the Neptune OceanExtractTM extraction process in a pilot phase project.

The goal is to determine the parameters for the optimal industrial production facilities required to commercially exploit the Neptune OceanExtractTM process. The Company thereby seeks to obtain commercial quantities of consistent quality of krill oil, protein concentrates and amino acid concentrates derived from krill.

Applied Research

Under the direction of its Vice-president of Research, Dr. Fotini Sampalis, the Company is carrying out five applied research projects regarding various uses of krill oil extracted by the Neptune OceanExtractTM process.

The spheres of application of these projects are:

-

cardiovascular diseases;

-

inflammatory rheumatism;

-

skin cancer caused by UVB rays;

-

facial wrinkles; and

-

transdermal absorption.

The Company hopes to establish the following benefits through these research projects:

(a)

the superior efficiency of krill oil and its unique content in the treatment of family hypercholesterolemia;

(b)

the ability of krill oil to contribute to reducing the occurrence of blood vessel restenosis following surgery;

(c)

the beneficial effect of krill oil in controlling inflammation due to arthritis;

(d)

the effective natural resistance of krill oil-based protection against ultraviolet rays (UVB) and its preventive effect against skin cancer;

(e)

the effectiveness of krill oil in preventing and reducing facial wrinkles; and

(f)

the performance of krill oil as a transdermal vehicle for active ingredients and/or medication.

Various applications in the sectors listed below are anticipated:

Nutraceutical Sector	- natural supplements - functional foods
Cosmetics Sector	- anti-free radical cream - moisturizing cream - natural sunscreen cream
Pharmaceutical Sector	- primary prevention of inflammatory condition - primary prevention of cardiovascular diseases - primary prevention of certain cancers - effective transdermal vehicle

Research Protocols

The Company believes that krill oil is an element or a nutraceutical that could prove beneficial for a wide-range of medical conditions. Scientific data suggest that the Omega-3 fatty acids and the antioxidants found in abundance in krill oil could prove beneficial in treating certain diseases, namely cardiovascular and neoplastic diseases (source: Knud Landmark, “The Beneficial Effects of Omega-3 Fatty Acids on Coronary Heart Disease”, Omacor CVD/LIPIDS Dialog, December 1998, Publication 8; C.B. Lopez, N.N. Barotto, M.A. Valentich and A.R. Eynard, “Morphological and Biological Characterization of Two Mesenchymal Murine Tumors and the Modulation of their Growth Parameters by n-3 and n-6 Polyunsaturated Fatty Acids”, Prostaglandins Leukotrienes & Essential Fatty Acids, November 1998, 59 (5), pages 341-347).

The Company intends to assess the efficiency of krill oil with respect to three different diseases as well as two specific applications or conditions. Each of these assessments will be covered by a separate research protocol.

For each of these research protocols, an appropriate number of subjects will be recruited in order to clinically detect any significant increase in nutraceutical efficiency due to krill oil, in comparison with the use of a placebo or a neutral product.

For each of these research protocols, a sample will be selected such that the estimation of the nutraceutical efficiency can be assessed within a margin of error of 10%, on a statistical range of 5% with a certainty of 80%, all in accordance with recognized practice (source: Michael Hicamerc “Statistical Inference for Continuous Variables - Calculation of Sample Sizes”. Clinical Epidemiology and Biostatistics For Clinical Investigations and Decision Making, 1988, page 157). Moreover, the subjects will be followed over a sufficiently long period for the nutraceutical effects to be measured.

Cardiovascular Diseases

According to U.S. statistics, cardiovascular diseases are the leading cause of death in the United States, representing a mortality rate of 39.9% in men and 43.7% in women (source: American Heart Association, “Cardiovascular diseases”, 1997, page 3).

Arteriosclerosis is the generic term used to designate many cardiovascular diseases where the arterial walls thicken and lose their elasticity. Atherosclerosis is considered the most serious of the cardiovascular diseases. With their effects on the brain, heart, kidneys, the extremities (hands and feet), and other vital organs, atherosclerotic heart diseases and heart attacks remain the leading cause of death both in the U.S. and Canada as well as in most Western countries.

The main cause of atherosclerosis is the transformation of the fatty lining of the artery wall into a fibrous plaque. Many tests have shown that lower blood cholesterol can slow and even reverse the advance of cardiovascular accidents and reduce coronary accidents (source: L. Calabresi, D. Donati, F. Pazzucconi, CR Sirtori and G. Franceschini, “Omacor in Familial Combined Hyperlipidemia: Effects on Lipids and Low Density Lipoprotein Subclasses”, Atherosclerosis, February 1999, 148(2), pages 387-396).

Certain studies show that the consumption of fish oil rich in Omega-3 fatty acids slows the adherence of blood platelets and consequently the formation of plaque (source: G. Andrioli, A. Carletto, P. Guarini, S. Galvani, D. Biasi, P. Bellavite and R. Corrocher, “Differential Effects of Dietary Supplementation with Fish Oil or Soy Lecithin on Human Platelet Adhesion”, Thromb Haemost, November 1999, 82(5), pages 1522-1527). Another study has shown that the Omega-3 polyunsaturated fatty acids contained in fish oil have preventive effects on cardiovascular diseases in that they reduce the vascular inflammation of atherosclerosis (source: Mohsen Meydani and Jean Mayer, “Omega-3 Fatty Acids Alter Soluble Markers of Endothelial Function in Coronary Heart Disease Patients”, Nutrition Reviews, Vol. 58, No.2). Postoperative administration of a daily dose of Omega-3 fatty acids to heart transplant patients acts as a prophylactic against hypertension (source: AK. Andreassen, A. Hartmann, J. Offstad, O. Geiran, K. Kvernebo and S. Simonsen, “Hypertension Prophylaxis with Omega-3 Fatty Acids in Heart Transplant Recipients”, J Am Coll Cardiol, May 1997, 29(6), pages 1324-1331).

Omega-3 fatty acids appear to have a significant impact on the primary prevention of hyperlipidemia, blood viscosity and vascular stenosis. In the opinion of the Company, the high quantity of Omega-3 fatty acids and antioxidants in krill oil enables one to presume its effects are both preventive and nutritive. In addition, astaxanthin has been proven effective in vitro as well as in human subjects in preventing the oxidation of low-density lipoproteins.

Being aware that more advanced research is necessary, the Company is conducting a series of research projects to verify the effectiveness of krill oil as a preventive and/or nutraceutical agent for cardiovascular diseases. The objective of this research is to assess the effects of krill oil on the progress of arteriosclerosis in the coronary artery and of hypercholesterolemia.

Neoplastic Diseases

Neoplastic diseases are the second most common cause of death in North America. In 2000, it was predicted that the number of deaths in the United States due to neoplastic diseases would reach 500,000 whereas the number of malignant tumours would reach over one million (source: Website of the American Cancer Society).

Ultraviolet rays play an unequivocal role in the etiology of skin cancers, such as carcinomas as well as fundamental and squamous melanomas. The exposure of the skin to ultraviolet rays can have both short- and long-term negative consequences. The short-term effects are common sunburn and erythema due to skin photosensitivity. The long-term effects include premature skin aging and the development of carcinogenic cells. Studies have shown that inflammation due to ultraviolet rays is caused especially by increased production of prostaglandins and T lymphocytes (source: TS Kupper, AO Chua, P. Flood, J. McGuire and U. Gubler, “Interleukin 1 Gene Expression in Cultured Human Keratinocytes is Augmented by Ultraviolet Irradiation” J. Clin Invest, 1987, 80, pages 430-436). Ultraviolet rays promote the production of free radicals, which, by oxidation, damage membranes, including the epidermis (source: N. Chouinard and M. Rouabhia, “Effects of All-Trans-Retinoic Acid on UVB-Irradiated Humans”, Journal of Cellular Physiology, Oct. 1999, 181(1), pages 14-23).

It has been proven that trans-retinol, an element found in naturally high concentrations in krill oil, has preventive effects against skin cancer caused by ultraviolet rays (source: N. Chouinard and M. Rouabhia, “Effects of All-Trans-Retinoic Acid on UVB-Irradiated Humans”, Journal of Cellular Physiology, Oct. 1999, 181(1), pages 14-23). The Company believes that krill oil's high trans-retinol and astaxanthin content justifies more advanced research on the properties of krill oil as a weapon against cancer. In this respect, the Company is conducting a study to assess the photoprotective potential of krill oil against the UVB ray damage that causes skin cancer, and the effects of krill oil on the level of prostaglandins in the skin generated by UVB rays.

Rheumatoid Arthritis

Rheumatoid arthritis is characterized by inflammation, usually symmetrical, of the peripheral joints, possibly resulting in the progressive destruction of the joints and surrounding structures. It is considered one of the three leading chronic diseases in North America, affecting one out of seven persons (source: National Advisory Council on Aging, “Les troubles musculo-squelettiques comme l'arthrite et l'ostéoporose”, 2000, Aging Vignette 68, page 1). Rheumatoid arthritis is an auto-immune disease caused mainly by increased T-cell Cytokines such as IL-1 and TNF, which subsequently release prostaglandins and thromboxane A2. It has been shown that increased consumption of fatty acids, namely of the Omega-3 variety, has a beneficial effect on patients with rheumatoid arthritis (source: Rafael Ariza-A, Marilu Mestanza-Pereita and Mario H. Cardiel,  “Omega-3 Fatty Acids in Rheumatoid Arthritis: An Overview”, Seminar in Arthritis and Rheumatism, Vol. 27, No. 6 (June), 1998, pages 366-370).  Omega-3 fatty acids have also been shown to contain eicosanoids that inhibit the formation of series-2 prostanoids and series-4 Leukotrienes, which themselves result in increased consumption of corticosteroids and non-steroid anti-inflammatory drugs (NSAIDs).

The Company is carrying out research to assess the effects of adding krill oil in the course of the treatment for rheumatoid arthritis.

Facial Wrinkles

The appearance of facial wrinkles is a problem for women approaching age 40. Most of these women seek treatment and many prefer plastic surgery.

Krill oil is a natural source of both trans-retinol and astaxanthin. Trans-retinol's main property is that it significantly increases cell differentiation. Based on its regenerative properties, trans-retinol has been proven effective in reducing wrinkles when used locally. Also, astaxanthin preparations have been proven effective in slowing the skin's aging process (source: K. Suzuki, H. Masaki and M. Takei, “External Preparation for Skin”, 1996a, Japanese Patent No. 08073311; K. Suzuki, H. Masaki and M. Takei, “External Preparation for Skin”, 1996b, Japanese Patent No. 08073312). The Company believes that combining these two ingredients into one sophisticated treatment can increase their effectiveness, unless proven incompatible.

The Company is carrying out research to assess the effects of krill oil against facial wrinkles due to aging.

Transdermal Absorption

The emphasis on transcutaneous absorption and the distribution profile of therapeutic or cosmetic skin products for skin applications is critical for pharmaceutical and cosmetic companies. Krill oil’s high lipid content as well as its significant trans-retinol content could facilitate the transdermal absorption of creams, ointments, gels or lotions.

The Company has commenced research into the possibilities of krill oil in this area. The objectives of this research are to assess the effectiveness of krill oil as a substrate for localized treatments as well as to verify the transdermal absorption speed of krill oil alone or as a transdermal vehicle for other products.

Strategy of the Company

The Company's strategy consists in combining the human and financial resources capable of placing it at the forefront of its field and hence obtain new value-added natural products. The Company intends to market nutraceutical products through a distribution network. Regarding cosmetic and pharmaceutical applications, the Company does not plan to become involved in the advanced phases of development, validation and product distribution, but rather intends to make strategic alliances with leading companies in these fields.

Accordingly, the Company plans to:

(a)

optimize the Neptune OceanExtractTM process in a pilot project to industrialize the process for the commercial exploitation of krill;

(b)

develop and adapt the Neptune OceanExtractTM process in the laboratory for use with other sources of marine biomasses such as the seal;

(c)

promote research activities in order to develop and industrialize new marine biomasses extraction processes;

(d)

research all relevant applications of derived products obtained by using the Neptune OceanExtractTM process in the nutraceutical, cosmetics and pharmaceutical industries; and

(e)

negotiate and enter into strategic alliances with players and leading companies in the nutraceutical, cosmetics and pharmaceutical industries for marketing the products obtained.

Products of the Company

The Company plans to initially market one nutraceutical product and one specialized animal feed product. These products are Neptune Krill OilTM and Neptune AquateineTM.

In an initial short-term commercial phase, they are intended for use as food supplements for humans and ingredients in specialized diets for certain farm animals. In conjunction with the marketing of these derivatives, other products under development will lead to nutraceutical, cosmetic and pharmaceutical applications. See “Seal”.

Neptune Krill OilTM (Marine oil)

Neptune Krill OilTM has characteristics that makes it a nutraceutical with significant potential due to its Omega-3 essential fatty acids, EPA and DHA content, due to the presence therein of antioxidants in the form of liposoluble vitamin A, trans-retinol, vitamin E (alpha-tocopherol), and due to its astaxanthin and canthaxantin natural pigment content.

Neptune AquateineTM (Marine protein concentrate)

Neptune AquateineTM (krill protein concentrate) is a product that features the complete range of marine amino acids, including the eight essential amino acids. This protein concentrate contains predigested proteins that are an important source of short-chain amino acids in the form of peptides that facilitate digestion by more effective assimilation.

Markets for the Company’s Products

Nutraceutical Market

Nutraceuticals are a category of natural substances, each one of which is specifically associated with certain foods recognized for their high nutritional value. Each nutraceutical acts in a specific and targeted manner inside and/or outside (e.g., epidermis) the human body. The consumption of an increased quantity of these foods or of natural extracts can prevent or at least slow the onset of major health problems (source: M. Mulry, “Functional Foods & Nutraceuticals”, Nutrition Science News, July 2000, Vol. 5, No. 7). In certain cases of serious diseases, it may be strongly recommended to incorporate them in a concentrated form into specialized or medical diets.

Maintaining optimal health slows the aging process and the onset of diseases or internal or external degenerative conditions of the human body. Degenerative conditions are often the consequence of a minor discrete food imbalance but one that extends over a lifetime. A specific, marked, short-term food imbalance during a developmental stage can set the stage for premature major diseases early in adulthood. Some auto-immune diseases, carcinogens, inflammatory or cardiovascular diseases can be caused by a long-term food imbalance. The consequences of short-term food deficiency are most often observed in the case of human embryonic and fetal, infant (breast-feeding) and early childhood development, i.e., during the most active developmental phase of the human organism. Nutraceuticals will reach a large segment of the population in current and future highly industrialized countries.

The Company is of the opinion that its Neptune Krill OilTM concentrate will offer this market unique properties and added value. As it will be the first to market a pure and non-oxidized krill oil with an optimal combination of natural nutraceutical ingredients (non-oxidized Omega-3 polyunsaturated fatty acids, phospholipids and powerful antioxidants such as vitamin A, trans-retinol, vitamin E, astaxanthin and canthaxantin), the Company believes it will meet the demand for high-end nutraceutical products from manufacturers.

Moreover, the Company anticipates introducing other nutraceutical products such as protein concentrates and amino acid concentrates. See “Seal”.

Summary of the Major Trends in the Nutraceutical Market

The main nutraceutical market trends can be summarized as follows:

(a)

large baby boomer market demanding access to functional nutritional products that reduce diseases and maintain vitality for increased longevity;

(b)

the nutraceutical industry is capitalizing on the growing market of people over age 50;

(c)

changes in regulations (USFDA in the United States) governing the use of natural products for purposes of preventing and reducing the risks of disease;

(d)

new market opportunity for companies validating the effectiveness of new extracts, such as nutraceuticals, for targeted applications in the agrifood, pharmaceutical and cosmetics industries;

(e)

a move away from synthetic products, reorienting the pharmaceutical industry toward natural products and supplements; and

(f)

increasing consumer concern about manufacturers of vegetable oil-based functional foods, other derivatives of genetically modified organisms and an increasing demand for natural products.

Opportunities for the Nutraceutical Market

The originality of the Company’s products and their potential patentable applications position it favourably within emerging markets. The Company’s products are intended for a large clientele looking for the following:

(a)

new natural products for the treatment of cardiovascular diseases, auto-immune diseases and cancers;

(b)

raw materials in standardized high-end natural concentrates, such as the new marine oils rich in antioxidants sold on the cosmetics and nutraceutical markets; and

(c)

new applications for value-added protein concentrates usable in specialized diets offered by food multinationals in aquaculture and starter meal products.

Geographical Features of the Nutraceutical Market

International markets represent an extraordinary market and export development opportunity for the Company’s products. North America, including the United States, Europe (mainly France, Germany, the United Kingdom and the Scandinavian countries) and Asia (mainly Japan) are areas that will be developed through business partnerships.

In 1998, the U.S. market for nutritional products was worth approximately US$26 billion (source:  Saskatchewan Nutraceutical Network quoting data from the “Nutrition Business Journal”, 1999). For 1998, the natural supplements (vitamins, herbs, sports supplements, minerals, replacement meals and specialties) market was worth in the aggregate over US$14 billion (source: S. Sefa Koseoglu, Ph.D., Head of the Separation Sciences Program in the Food Protein R&D Center of Texas A&M University, “Saskatchewan Nutraceutical Network”).

Over 74 million American consumers purchase vitamin and mineral supplements to treat themselves (source: Liz Sloan, “Ingredients to Watch in 2001”, Nutritional Outlook, January/February 2001, page 32). The commercialization challenge lies in educating consumers on the merits of supplements. Also, in recent years, large pharmaceutical and nutraceutical companies have increased their advertising expenditures, resulting in increased consumer awareness of the benefits of natural supplements.

In 1998, the Japanese market for vitamins, nutraceuticals and nutritional supplements was estimated to be worth over US$17 billion, more than 10 times that of the European market, posting over 15% growth since 1994 (source: Market Research Centre and the Canadian Trade Commissioner Service, “The Vitamin, Nutraceutical and Dietary Supplement Market in Japan”, January 2000, page iii). Vitamin imports by Japan reached US$158 million in 1998. Switzerland, Germany and France were the three largest exporters of vitamins to Japan.

In the last quarter of 2000, the value of the European natural supplement market was assessed at over US$14 billion (source: American Nutraceutical Association, “The Grapevine”, vol. 3, no. 4, page 12). European manufacturers are seeking functional ingredients that target cardiovascular diseases, cancer, obesity, osteoporosis, intestinal health and immune system.

Cosmetics Market

The cosmetics industry is constantly seeking new ingredients with validated functional properties. Land animal oils are increasingly prohibited in this industry since the “mad cow” crisis. This situation has led to promoting increased use of marine oils. Due to its content of natural powerful antioxidants and phospholipids, Neptune Krill OilTM may be a promising product for applications in this industry. Also, natural so-called “beauty” supplements aimed, among others, at preventing the appearance of wrinkles (antioxidants in capsule format) is an emerging sector. These supplements are said to improve the biological effect of beauty products by acting simultaneously on the internal functions of the human body.

This industry uses large quantities of antioxidants for cosmetic functions and to preserve products frequently exposed to air by users. The Company’s oil, which is rich in lipids and powerful antioxidants, has natural moisturizing and protective properties against oxidation, thus offering interesting possibilities for the manufacturing of natural sunscreen cream.

Pharmaceutical Industry Market

In the pharmaceutical industry, it is becoming increasingly problematic to profitably develop discoveries given the substantial costs of applied research. Consequently, pharmaceutical companies are seeking to diversify. Nutraceutical products take much less time to develop, and the return on investment is faster. In light of the know-how of pharmaceutical companies in terms of clinical studies, regulatory approvals and over-the-counter sales, they provide nutraceutical companies with established marketing networks. The Company’s products are an interesting technological platform for the pharmaceutical industry with respect to natural supplements as well as functional ingredients in creams, ointments and other medications.

Specialized Animal Feed Market

The Company intends to market a protein concentrate (Neptune AquateineTM) for the specialized animal feed industry. The product's high essential amino acids content combined with natural pigments and its biological activity are all properties sought to accelerate the growth of young animals. This industry is increasingly recognizing the food properties of krill lipid and protein components (source: Charles House, “Krill Entering the Mainstream Aquaculture Market”, Specialty Marine Products Ltd., March 24, 1997).

The market for krill protein concentrates and amino acid concentrates is essentially the manufacturers of specialized or starter meal and specialized diets (cattle and poultry breeding, salmon and shrimp farming). Consumers for these high value-added protein concentrates seek out these products for two major applications. First, they have a pleasant taste that stimulates appetite and intake in animals, and second, they are a source of predigested proteins and amino acids that facilitate digestion and assimilation of starter meal intended for newborn land and fish farm animals. The cost advantage of these two feed applications results from less wasted food in fish farm ponds and a lower mortality rate among young animals.

Procurement of Krill

So as to obtain quality krill oil with the properties sought after by the Company, it is important for the krill supplier to observe Neptune’s specifications with respect to product freezing and handling. To this end, the Company is discussing and negotiating with several players specialized in the procurement of krill. Accordingly, the Company is currently conducting negotiations with representatives of a division of a large French company to supply the Company’s needs in the coming years. The Company also aims at forming a strategic alliance with this French company regarding various fishing techniques to employ and favor.

Distribution

The Company is discussing the various applications of its products with several players specialized in distribution in all or any of the nutraceutical, cosmetics and pharmaceutical sectors. The Company’s actions to date have enabled the identification of various avenues, networks, distributors and buyers for its products and the strategic partners that demonstrate and express significant interest in the specialized applications.

COMPETITION

The nutraceutical, pharmaceutical and cosmetics industries are extremely competitive. Numerous companies carry out activities similar to those of the Company, including the research and development of applications intended for human. More specifically, competitors developing new nutraceutical products are focusing on cosmetic and pharmaceutical applications based on the specific properties of their products. A good number of these companies have greater financial resources, research and development capabilities and manufacturing and marketing facilities than the Company. Moreover, teaching institutions, government agencies and other research bodies are conducting research in the same sectors as the Company. They are also capable of marketing products, either by their own means or by cooperation agreements.

The Company expects to face stiff competition with respect to the nutraceutical products it intends to develop. In addition, certain biomedical and biotechnology companies, including large pharmaceutical companies, have announced that they are working in the field of nutraceutical-based therapies. The Company is aware that other companies or institutions are developing new nutraceutical-based therapies that are directly targeting the applications for which the Company is developing its own nutraceutical products. See “Risk Factors”.

According to its review of the industry, the Company is unaware of any other company using a krill oil extraction process. However, there is one emerging Quebec company that is focused on producing lyophilized krill in powder and capsule format as a food supplement. The Company expects that its technological platform for the exploitation of krill will attract the attention of other significant competitors over the years.

THE COMPANY'S COMPETITIVE ADVANTAGES

-

The Company, to its knowledge, is the first and only company to commercially exploit an extraction process enabling to realize the complete value of krill and other sources of marine biomasses such as calanus and other crustaceans;

-

The Company uses a cold extraction process, which enables it to preserve all active biological benefits of krill during its processing, without oxidation of its biological activity;

-

The Company extracts Neptune Krill OilTM, a product that, according to preliminary results, contains an important quantity of antioxidants (vitamin A, trans-retinol, vitamin E, astaxanthin, canthaxantin), Omega-3 polyunsaturated fatty acids and phospholipids;

-

From krill, the Company will also produce protein concentrates (Neptune AquateineTM) and amino acid concentrates with preserved biologically active properties;

-

The Company is in process of protecting its Neptune OceanExtractTM process nationally and internationally;

-

The Company will adapt its Neptune OceanExtractTM process to other sources of marine biomasses such as the seal, which is currently the focus of a protected research project.

PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

Patents

Generally, the Company makes it a policy to obtain patent protection both in Canada and the United States as well as in certain other countries with respect to inventions it deems patentable and significant to its operations.

Patent applications are pending for the Company’s products and processes. These patent applications cover various aspects of the basic technology, products, processes and methods of producing and using the Company’s products. See “Krill – Patent Applications” and “Seal – Patent Application”.

Trade Secrets

The Company also places partial reliance on trade secrets, unpatented know-how and continuous technological progress to maintain its competitive edge. The Company’s policy is to execute confidentiality agreements with its employees, consultants and collaborators.

REGULATORY APPROVAL

Canada

In Canada, natural health products or nutraceuticals are subject to the Food and Drug Act and the Regulations pursuant thereto. The “Guidelines for the Safety Assessment of Novel Foods”, Volume I, assist the agrifood industry in the identification of products that are “novel” and therefore require the industry to comply with the food pre-market notification requirements. Since the Company intends to have its products distributed by distributors, each of them will be required to file notification at least 45 days prior to the sale or advertising for sale of any novel food. Health Canada is required to respond within 45 days of receipt of the above-mentioned pre-notification so as to authorize the sale and/or advertising for sale of this novel product. If additional information is required to properly establish the safety of the new product, such information will be requested in writing prior to expiry of the above-mentioned 45-day time period. In such case, the applicant is not permitted to sell and/or advertise the product until the additional information requested has been received by Health Canada and the Department has agreed to approve the product. Within 90 days after receiving the additional information requested, the Director of Health Canada is required to assess it and, if he establishes that the novel food is safe for consumption, to notify the manufacturer and/or importer and/or applicant in writing that the additional information is satisfactory.

Currently, Health Canada assesses the safety and nutritional value of novel foods pursuant to the 1994 Regulations. Division 28, the new division of the Food and Drug Bureau, is charged with defining the concept of a “novel food” and detailing the requirements for obtaining authorization prior to the sale and advertising for sale of such products. Foods that are considered novel include:

(a)

Substances that have no history of safe use as a food;

(b)

Existing foods that have been modified by genetic manipulation and exhibit one or more characteristics that were previously not identified in that food, or food that results from production by genetically manipulated organisms exhibiting such new characteristics;

(c)

Food containing micro-organisms that have not been previously used as food or to process food; and

(d)

Food that is substantially different from a traditional food, or is manufactured using a process that has been substantially modified from the traditional process.

In accordance with the laws and regulations of Health Canada, the Company feels that krill oil is a novel natural health product in that it is obtained by application of a novel process. To this end, the Company, as a bulk wholesaler, is required to notify Health Canada as to the following: origin of the product, extraction process applicable to the product, detailed analysis of the product and description of the research projects conducted by the Company with respect to its products. This notification was iniated in respect of krill oil on January 29, 2001.

United States

In the United States, nutraceutical or natural health products fall under the category “Dietary Supplement” and are subject to the 1994 Dietary Supplement Health and Education Act (DSHEA). The DSHEA regulations stipulate that food ingredients used in food supplements are no longer subject to the pre-marketing safety evaluations required for other food ingredients or for new uses of old food ingredients. However, they must meet the requirements of other safety stipulations regarding the specifications of the nutritional value of this product. Even if the food ingredients are not new, the combination found in krill oil is unique. Any company which is a bulk wholesale distributor is required to follow the bulk procedures (Code of Federal Regulations, Sec. 101.9), in particular information as to the identity of the product, net weight per container as well as a complete list of ingredients. As for the distributing company, it must prepare to notify the Food & Drug Agency (FDA) of the content and specifications of the nutritional value of krill oil. The FDA must respond to this notification within 75 days, failing which the product is deemed approved.

Other Countries

Regulations throughout the rest of the world applicable to nutritional supplements vary considerably from one country to the next, even among members of the European Union which, to date, have not yet passed a cross-border standard for such products. Certain dietary supplements are currently regulated by certain members of the European Union as “medicinal products”. Some supplements, on the other hand, may qualify for less stringent regulations such as “homeopathic medicinal products”. Other supplements may be regulated as food products. Directive 65/65 of the European Union respecting the regulation of medicinal products sets out two separate definitions of the expression “medicinal products” – one relates to presentation and the other to function. Specifically, a product is considered medicinal if a substance or combination of substances is submitted as a treatment or prevention for a disease. The format of the product (pill, tablet or other traditional pharmaceutical device) is among the factors to be considered.

The United Kingdom is often perceived as having a very liberal legislation. Supplements in respect of which no “claim” is made are governed by the General Safety Requirements of the U.K Food Safety Law of 1990. This enables the marketing of the product so long as it does not represent a health hazard. Supplements are regulated by the Department of Agriculture, Fisheries and Food instead of the Medecine Control Agency. In Japan, vitamins and minerals are considered foods and are subject to the Food Sanitation Law, to the Nutrition Improvement Law and to the Pharmaceutical Affairs Law. Under Japanese law, homeopathy is not subject to a sales class. Several vitamins and minerals do not appear on the positive list of food additives and accordingly cannot be considered as foods. As for herbs, some of the most popularly used are considered to be foods. In France, the majority of supplements are classified as medication and are only available in pharmacies. One of the advantages of these regulations resides in the fact that, generally, the cost of the supplements is reimbursed by the government.

The Company intends to comply with the regulatory requirements applicable in each of the countries where it plans to market its products.

RESEARCH ADVISORY BOARD

The Company has a research advisory board (the “Advisory Board”) comprised of renowned clinicians and scientists. The Advisory Board meets periodically to study the operational aspects of the Company’s research programs and provides appropriate recommendations based on the perceived trends and orientations of other companies operating in related sectors of activity. The members of the Advisory Board have no entitlement to the Company’s technology, and each member has signed a confidentiality agreement with the Company. Each member of the Advisory Board receives a lump sum annual fee in the amount of $5,000. The Advisory Board is currently comprised of the following members:

Dr. Adrien Beaudoin

Dr. Beaudoin obtained his Ph.D from the Biochemistry Sciences Department at Université Laval. He also did some post-doctoral studies at Duke University in North Carolina. Since 1972, he has been teaching biochemistry at the Biochemistry Department of the Faculty of Science at Université de Sherbrooke. He is specialized in lipids and enzymatic studies. He discovered a new enzyme named NTPDase present in vertebrates. Finally, he was awarded the Diatome Prize in 1986 by the America Microscopic Society for his work on ultra-structure.

Dr. Jean Roland Côté

Dr. Côté holds a medical degree from Université de Sherbrooke and a degree in dermatology from McGill University. He is currently Head of Dermatology at Hôpital du Sacré-Cœur in Montreal. He holds a diploma from the American Association of Dermatology and is an associate member of the American Academy of Dermatology. He is also a member of the Canadian Dermatology Association, the Montreal Dermatology Association and the Atlantic Dermatology Association.

Dr. Ronald Denis

Dr. Denis holds a degree in medicine and in general surgery from Université de Montréal. He is currently Chief of Surgery at Hôpital du Sacré-Cœur in Montreal as well as Director of the Trauma Program. Since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several other scientific boards and management committees.

Dr. Stephan Panic

Dr. Panic is a general surgeon and a member of the Royal College of Physicians and Surgeons of Canada. He is also a member of the American College of Surgeons with a specialization in traumatology and surgical intensive care, which he obtained following two years of practice in the United States at the Hartford Hospital Trauma Center. Since 1994, Dr. Panic has been Medical Head of the Intensive Care Surgical and Trauma Unit at Hôpital du Sacré-Coeur in Montreal. He is a professor at Université de Montréal in clinical education and a member of the Intensive Care Program Committee at Université de Montréal and Hôpital du Sacré-Coeur. He is a member of the Association of Intensive Care Medicine and the Trauma Association of Canada (TAC). Lastly, he is track physician for the Canadian Formula 1 Grand Prix.

Dr. Ghislaine Roederer

Dr. Roederer completed in 1976 a degree in physiological sciences at McGill University in Montreal and holds a medical degree from Université de Montréal. She also obtained two post-doctoral scholarships in diagnostic ultrasound applications in vascular surgery at Washington University in Seattle, and the New York University Medical Center. In 1985, Dr. Roederer joined the Lipids and Arteriosclerosis Research Group at the Clinical Research Institute of Montreal as a senior researcher and clinical consultant in lipids. In 1990, she co-founded the Canadian Association of Family Hypercholesterolemia of which she is currently President. In 1992, she obtained her Ph.D. in biomedical sciences, her thesis topic being the impact of apolipoprotein E diseases on arteriosclerosis and lymphoproliferatives. She has written more than 50 papers and book chapters.

Dr. John Sampalis

Dr. Sampalis is a clinical epidemiologist with extensive training in microbiology, immunology and psychology. Dr. Sampalis obtained his doctorate in epidemiology from McGill University in 1990 and is currently Associate Professor of Surgery and Epidemiology at McGill University, with appointments to the medical faculties at Université de Montréal and Université Laval. As an academic, Dr. Sampalis developed expertise in health research services, clinical trials and medical evaluation techniques. With more than 35 papers published, Dr. Sampalis is recognized as one of the leading epidemiologists in Canada. His achievements have earned him a Scientist Salary Award from the Medical Research Council of Canada and an invitation to join the American Association for the Surgery of Trauma.

Dr. Michael A. Schmidt

Dr. Schmidt is a clinical neuroscientist, a nutritional biochemist and a certified member of the Council of Clinical Nutritionists. He is a Professor of Nutrition and Physiology at Capitol University of Integrated Medicine and guest professor at the NASA Ames Research Center, where he is contributing to studies on biological agents of stress and molecular markers of the oxidation of the fatty acids of the brain. In addition, Dr. Schmidt has authored five books, including “Brain-Building Nutrition: The Healing Power of Fats and Oils and Bio-Age”. He has also co-authored seven chapters of books, including “Clinical Nutrition: A Functional Approach”, which he co-published with his colleagues of the Institute for Functional Medicine in Gig Harbor, Washington, U.S.A.

USE OF PROCEEDS

The estimated net proceeds from this offering to be received by the Company after deducting the Agent's fee, namely $400,000 ($240,000 in the event of a Minimum Offering) and the estimated  expenses of $200,000, will total $4,400,000 ($2,560,000 in the event of a Minimum Offering). The following table details the approximate use of the net proceeds of the offering.

RESEARCH Extraction processes Applied researches PATENTS & LICENSES WORKING CAPITAL Fixed assets Operating expenses Total	Minimum Offering $1,224,000 $600,000 $1,824,000 $450,000 $5,000 $281,000 $2,560,000	Maximum Offering $1,866,000 $1,408,000 $3,274,000 $700,000 $150,000 $276,000 $4,400,000

SELECTED FINANCIAL INFORMATION

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles. The following table presents a summary of the financial data of the Company and should be read together with the historical financial statements, the related notes and the earnings statement included elsewhere in this prospectus. The following table summarizes the earnings statement of the Company for the initial eight-month period ended May 31, 1999, for the twelve-month period ended May 31, 2000 and for the six-month periods respectively ended November 30, 1999 and 2000, and the financial information derived from the balance sheets as of May 31, 1999, May 31, 2000 and November 30, 2000.

With the exclusion of financial data for the fiscal years ended May 31, 1999 and May 31, 2000, the information as at November 30, 1999 and 2000, and the information for the six-month periods ended on November 30, 1999 and 2000, is unaudited.  Such information reflects, however, all adjustments, consisting solely of normal recurring adjustments, that are, in the opinion of management, necessary for a fair presentation of the results for the period presented.

Financial Table

Data from the Earnings Statement
	Six-month Periods Ended		Fiscal Years Ended
	November 30, 2000	November 30, 1999	May 31, 2000 (12 months)	May 31, 1999 (8 months)
	(unaudited)	(unaudited)	(audited)	(audited)
Research expenses	$351,852	$58,665	$154,725	$121,815

Total operating expenses	$460,418	$59,076	$181,785	$128,233

Net loss	$428,428	$59,076	$181,785	$128,233

Net loss per share	$0.042	$0.010	$0.026	$0.025

Weighted average number of Common Shares outstanding	10,100,000	5,974,317	7,039,726	5,100,000

Data from the Balance Sheet
	As at November 30, 2000		As at May 31, 2000	As at May 31, 1999
	(unaudited)		(audited)	(audited)

Cash and short-term investments	$1,139,452		$1,523,364	$667

Current assets	$1,201,142		$1,540,112	$667

Current liabilities	$213,534		$124,076	$128,846

Shareholders' equity (deficiency)	$987,608		$1,416,036	($128,179)

Total assets	$1,201,142		$1,540,112	$667

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATION

The following management’s discussion and analysis should be read in conjunction with the financial statements and the notes thereto included in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. The actual results of the Company may differ materially from those indicated in forward-looking statements. See “Risk Factors”.

The Company has a limited operating history on which to base an evaluation of its business and prospects. Its prospects must be considered in light of the risks and uncertainties involved in any new emerging market.  Such risks include, but are not limited to, an evolving and unpredictable business and management of potentially high growth. To address these risks, the Company must, among other things: i) continue to develop and improve its technology and its extraction processes; ii) pursue the validation of the benefits of its products in the nutraceutical, pharmaceutical and cosmetics fields; iii) implement and execute its business and marketing strategy; iv) improve its administration systems; v) stand up to the competition; vi) attract, retain and motivate qualified personnel; and vii) increase the efficiency of its business process. There can be no assurance that the Company will be successful in addressing such risks, and the failure to do so could have an  adverse effect on its business, future activities, financial condition and results of operations.

Background

So far, the Company has incurred operating losses and as at November 30, 2000 it had an accumulated deficit of $914,446. The Company believes that current financial resources together with the net proceeds of the offering are adequate to finance its anticipated operating costs, development of its processes, clinical researches on the beneficial effects of its products until June 1, 2002. The future financial viability of the Company will depend upon the achievement of profitable operations and/or the obtaining of additional financing by way of equity or debt instruments. The Company believes that its success will depend on its ability to: i) develop productive and profitable processes; ii) produce high valued-added products; iii) take advantage of the commercial strategic alliances it intends to conclude in Canada, the United States and Japan; iv) sub-contract, on a timely basis, its future production and have its manufacturing done on a fixed cost basis; and v) maintain close relationships with research and development institutions as well as a good cooperation with the scientific community.

Comparative analysis of results of operations

For the fiscal years ended May 31, 1999 (8 months) and May 31, 2000 (12 months)

The Company did not record any income for each of these fiscal years. These results reflect the fact that since its foundation the Company invested itself, in cooperation with research institutes such as the University, McGill University and the C.R.I.Q., in research and development projects of its extraction processes for the production of value-added products from marine biomasses such as krill and seal. The Company also involved itself, mainly internally during the fiscal year ended May 31, 2000, in the validation, through clinical researches, of the benefits of krill oil for applications in the fields of nutraceuticals, pharmaceuticals and cosmetics.

As a matter of fact, operating expenses for each of these fiscal years, i.e. $128,233 for the eight-month period ended May 31, 1999 and $181,785 for the twelve-month period ended May 31, 2000 are mainly composed of research expenditures which represent $121,815 or more than 95% of operating expenses for the fiscal year ended May 31, 1999, and $154,725 or more than 85% of operating expenses for the fiscal year ended May 31, 2000. For the twelve-month period ended May 31, 2000 operating expenses were up by $53,552 or 42% compared with the eight-month period ended May 31, 1999.

During the second fiscal year ended May 31, 2000, research expenditures increased by 27% compared with the previous fiscal year ended May 31, 1999. Consequently, during each of its fiscal years, the Company recorded net losses of $128,233 and $181,785 respectively for its fiscal years ended May 31, 1999 and May 31, 2000. The increase of $53,552 in net losses is mainly due to the increase in research expenditures during the second fiscal year ended May 31, 2000.

Taking into account the higher weighted average number of outstanding participating shares during the second fiscal year ended May 31, 2000, i.e. 7,039,726 of weighted shares compared with 5,100,000 during the first fiscal year ended May 31, 1999, even though the net loss for the second fiscal year was higher, the net loss per share, i.e. respectively $0.025 and $0.026 per share for the fiscal years ended May 31, 1999 and 2000, is equivalent.

For the six-month periods respectively ended November 30, 2000 and November 30, 1999

The Company did not record any operating income during each of these periods. However, during the six-month period ended November 30, 2000 the Company increased its efforts and budget allocations to research and development compared with the first six-month period ended November 30, 1999. In fact, research expenditures of $351,852 for the six-month period ended November 30, 2000 reflect an increase of $293,187, i.e. nearly 500%, compared with the research expenditures that amounted to $58,665 during the same six-month period ended November 30, 1999.

Research expenditures constitute the larger part of the Company's operating expenses. They represent respectively 99% and 76% of operating expenses for the periods ended November 30, 1999 and 2000. During the six-month period ended November 30, 2000, the Company began its commercial prospection, its first steps toward its initial public offering and the hiring of additional staff dedicated to management of the organization. Therefore, during this period, sums totalling $18,416, $51,299 and $37,020 were respectively allocated to these expenses, while no expense had been attributed to these items during the six-month period ended November 30, 1999 (excluding an amount of $411 under administration).

Net losses were higher for the six-month period ended November 30, 2000 and amounted to $428,428 compared with $59,076 for the same six-month period ended November 30, 1999. Net loss per share amounts to $0.042 per share for the six-month period ended November 30, 2000, while it amounted to $0.01 per share for the six-month period ended November 30, 1999. This difference in the net loss per share is due to the increases in the net loss and in the variation in the weighted average number of outstanding shares from one fiscal year to the other. The weighted average number of shares issued and outstanding was 10,100,000 for the six-month period ended November 30, 2000, while it stood at 5,974,317 for the six-month period ended November 30, 1999.

Balance Sheet

As at May 31, 1999, as at May 31, 2000 and as at November 30, 2000

Cash and short-term investments

The Company owned $667 in cash and short-term investments as at May 31, 1999. The Company has respectively in cash and short term investments $1,523,264 and $1,139,452 as of May 31, 2000 and November 30, 2000 after the Company raised $1,700,000 of private financing during the fiscal year ended May 31, 2000. The Company thus owned enough cash resources to pursue its activities and to undertake steps toward its public offering.

Current assets

The current assets of the Company are mainly composed of cash and short-term investments. They respectively represented as at May 31, 1999, May 31, 2000 and November 30, 2000, 100%, 99% and 95% of the Company’s total assets.

Current liabilities

The current liabilities change very little from one fiscal year end to the other. The amounts were of $128,846 as at May 31, 1999, $124,076 as at May 31, 2000 and $213,534 as at November 30, 2000.

Working capital

Further to various private financings totalling $1,700,000 during the fiscal year ended May 31, 2000, the working capital has greatly improved from ($128,179) as at May 31, 1999, to $1,416,036 as at May 31, 2000 and to $987,608 as at November 30, 2000.

Shareholder's equity

As at May 31, 1999, the shareholder's equity amounted to ($128,179) while after the financings and the operating deficits due mainly to the research expenditures, it amounted respectively to $1,416,036 and to $987,608 respectively as at May 31, 2000 and November 30, 2000.

Total assets

Total assets, mainly composed of the current assets, amounted to $1,540,112 and $1,201,142 respectively as at May 31, 2000 and November 30, 2000, while they amounted to $667 as at May 31, 1999. The financing during the fiscal year ended May 31, 2000 explains the increase shown on the balance sheets of May 31, 2000 and November 30, 2000, while the operating loss during the six-month period ended November 30, 2000 is the main cause of the reduction of the total assets shown on the balance sheet as at November 30, 2000.

Financial Risks and Prospects

Currently, all of the Company's purchases are  in Canadian dollars and the Company expects to make its sales in Canadian dollars and its operating expenses are also in Canadian dollars. Accordingly, the Company's exposure to fluctuations of foreign currencies is almost non-existent. If it enters the United States market in 2001-2002, then it will sell in United States dollars, while operating costs will be incurred in both United States and Canadian dollars, thereby the Company will be exposed to foreign exchange fluctuations.

The Company anticipates that its current financial resources, together with the proceeds from the offering, will be sufficient to finance its operating costs, its development, including its research expenditures until June 1, 2002. However, in order to accelerate its growth objectives through future acquisitions, in the future it may need to raise additional funds from lenders and equity markets, possibly in the next fiscal years.

DISCLOSURE IN MATTERS OF CORPORATE GOVERNANCE

The Company’s Board of Directors adopted practices of corporate governance on February 28, 2001. The Board of Directors assumes responsibility for management of the Company and, as such, is responsible for the following matters:

(a)

Adoption of a strategic plan;

(b)

Identification of the main risks associated with the Company’s business and action to implement systems designed to manage these risks;

(c)

Succession planning, including the appointment, training and supervision of senior officers and directors;

(d)

Corporate communications policy; and

(e)

Overall internal control and information management systems.

The Board of Directors has set up several committees, namely the Corporate Governance Committee, Audit Committee and Compensation Committee. The Corporate Governance Committee shall set out the Company’s procedure to implement guidelines in the matter of corporate governance. The members of the Corporate Governance Committee are Henri Harland, Ronald Denis, Jean-Pierre Boissonneault and Michel Timperio. The Audit Committee shall conduct a detailed examination of the Company’s financial statements. It shall also design and implement an effective internal control system and ensure the management of the Company has properly discharged its duties in this respect. The members of the Audit Committee are Henri Harland, Ronald Denis and Michel Timperio. The Compensation Committee shall assess the compensation of the Company’s key employees. The members of the Compensation Committee are Henri Harland, Jean-Pierre Boissonneault and Michel Timperio.

DIRECTORS AND OFFICERS

The following table sets forth the name, city of residence, position and main occupation of each director and officer of the Company.

Name and

City of Residence

Position

Main Occupation

Henri Harland

Director, President

President and Chief Executive

Rosemère, Quebec

and Chief Executive Officer

Officer of the Company

Ronald Denis

Director

Chief of Surgery at

Town of Mount Royal, Quebec

Hôpital du Sacré-Coeur, Montreal

Jean-Pierre Boissonneault

Director

President of Novycom inc.

Orford, Quebec

Michel Timperio

Director

Vice President of Strategic

Longueuil, Quebec

Development of the American market

of Les Systèmes de Construction

Technologique Ltée (TBS)

Daniel Perry

Director

General Manager of Société du

Tours, France

Vivier des Landes

Michel Fortin

Chief Financial

Chief Financial Officer

Ayer’s Cliff, Quebec

Officer

of the Company

Fotini Sampalis

Vice-President,

Vice-President, Research

Laval, Quebec

Research

of the Company

Luc A. Rainville

Vice-President,

Vice-President, Procurement and

Ste-Élie d'Orford, Quebec

Procurement and

Quality Control of the Company

Quality Control

Louis A. Lapointe

Sales Director

Sales Director of the Company

Saint-Laurent, Quebec

All the directors of the Company were appointed or re-appointed on September 26, 2000, with the exception of Mr. Timperio who was appointed on November 15, 2000. All directors will hold their positions until the next annual meeting of the shareholders.

Over the past five years, these individuals held the following positions in the companies referred to below:

Mr. Henri Harland

Mr. Harland has been a director, and the President and Chief Executive Officer, of the Company since its incorporation on October 9, 1998. He is 50 years old. He has been involved in the krill research project since 1991. Since 1998, he has held the position of President and Chief Executive Officer of GCH, a financial engineering group and the promoter of this offering. Mr. Harland is one of the directors of Cenosis inc., a public corporation specializing in computer network and development of management systems for communications companies. He is also a director of Alliances ArtQuest International inc., a public corporation operating in the field of design, development and marketing of digital colour image processing tools. From May 1992 to September 1997, Mr. Harland was a director and acted as Vice-president of Corporate Development and Chief Financial Officer of SignalGene inc. (formerly Société Algène Biotechnologies inc.). He holds a B.Sc. in actuarial science and a Master’s degree in business administration (MBA), with a major in Finance, from Université Laval.

Dr. Ronald Denis

Dr. Denis is a director and member of the Research Advisory Board of the Company. He is 49 years old. Dr. Denis is currently Chief of Surgery and Co-Director of the Trauma Program at Hôpital du Sacré-Coeur in Montreal. Also, since 1987, Dr. Denis has been medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees. He holds a  degree in medicine and in general surgery from Université de Montréal.

Mr. Jean-Pierre Boissonneault

Mr. Boissonneault is a director of the Company. He is 47 years old. Since 1997, Mr. Boissonneault has been President of Novycom inc., a company involved in the leasing of promotional equipment. Prior to that, he was Sales Director for Novyc Électroniques inc., a manufacturer of electronic meters.  He is also a member of several associations and honorary president of charitable organizations, including the “Fondation de l’Hôpital Ste-Justine”.

Mr. Michel Timperio

Mr. Timperio is a director of the Company. He is 47 years old. In 1980, Mr. Timperio completed a Bachelor of Commerce degree at Concordia University in Montreal. Since 1986, Mr. Timperio has been active in the field of graphic arts supplies within various companies. Since 1999, Mr. Timperio has been the co-owner of Les Systèmes de Construction Technologique Ltée (TBS), a company which manufactures wooden structures for the American market, and has also held the position within that company of Vice-President of Strategic Development of the American Market. Since 1999, he has been a member of the Board of Directors of Alliances ArtQuest International inc., a corporation operating in the field of design, development and marketing of digital colour image processing tools.

Mr. Daniel Perry

Mr. Perry is a director of the Company. He is 51 years old. Since March 1993, Mr. Perry has been General Manager of Société du Vivier des Landes inc., a company operating a recreation/tourism complex (hotel and golf course) in Touraine, France. Since 1999, he has been a director of Alliances ArtQuest International inc., a public corporation operating in the field of design, development and marketing of digital colour image processing tools.

Mr. Michel Fortin

Mr. Fortin has been in the employment of the Company as Chief Financial Officer since January 2001. He is 48 years old. In 1978, Mr. Fortin completed a Bachelor of Administration degree at Université de Sherbrooke and became licensed to practice as a chartered accountant in 1980. From 1995 to 1999, Mr. Fortin was President and Chief Executive Officer of Siebruck Hosiery Ltd., one of the major manufacturers of hosiery in Canada.

Dr. Fotini Sampalis

Dr. Sampalis joined the Company in March 2001 as Vice-President of Research. She is 39 years old. She obtained her Bachelor of Physiology degree from McGill University in 1983. In 1988, Dr. Sampalis obtained a medical degree from the University of Patras in Greece. In 1990, Dr. Sampalis completed her training as a dermatologist at the University Hospital of Düsseldorf, Germany. In 1998, Dr. Sampalis obtained a doctorate in scintimammography from the University of Athens in Greece. Dr. Sampalis therefore has a broad university experience in clinical research. Her research was a determining factor in the implementation of retinols by Hoffmann La Roche Hellas, and she was awarded international prizes and scholarships as a result. Her work in scintimammography led to her being appointed to the Educational Speakers Bureau of the Canadian and U.S. Faculty of Medical Speakers for Miraluma® Breast Imaging. She also holds the position of Medical Advisor to DuPont Pharma, and Medical Director for JSS Medical Research, and has presided over the International Sampalis Trial for DuPont Pharma since 1998. Moreover, in conjunction with, and as a specialist for, the United States Surgical Corporation and AutoSuture Canada, she has directed the development and implementation of innovative surgical techniques relating to breast cancer at the Hôpital du Sacré-Cœur in Montreal. She is currently completing a second doctorate degree at McGill University on innovative surgical techniques relating to breast cancer.

Mr. Luc A. Rainville

Mr. Rainville has been employed by the Company since February 2000 in the capacity of Vice-President for Procurement and Quality Control. He is 49 years old. Mr. Rainville is an oceanographic biologist with more than 20 years’ scientific and professional expertise in the field of marine bioresources, in particular krill. He holds a Bachelor of Oceanographic Biology degree from Université de Montréal, a Master of Biology degree from Université Laval and is currently completing a doctorate in the same field at McGill University. Until 1995, Mr. Rainville also acted as project leader and head of research and development activities in the private sector for various Quebec companies. From January 1996 to January 2000, Mr. Rainville was the President and Chief Executive Officer of Krical inc., a krill merchant.

Mr. Louis A. Lapointe

Mr. Lapointe holds the position of Sales Director with the Company. He is 28 years old. In 1996, Mr. Lapointe obtained a Bachelor of Business Management degree from Université du Québec à Montréal. Mr. Lapointe has been Sales Director for the Company since June 2000. In addition, since 1997, Mr. Lapointe has been President of LAL Power Split International inc., a company operating in the forestry equipment industry. In 1997 and 1998, Mr. Lapointe was President of B&E Firwood, a company from Chicago (U.S.A.) also operating in the forestry equipment industry. Finally, between 1994 and 1996, Mr. Lapointe was a sales representative and collection agent for Groupe Fichier Central.

All aforementioned individuals, who are employees of the Company, have a one year employment contract providing for automatic renewal of one year minimum, unless the Company decides otherwise. Furthermore, each employment contract contains the usual confidentiality, renunciation to intellectual property and non-competition clauses.

Compensation of Senior Management

There was no remuneration paid to the Company’s directors for the fiscal year ended May 31, 2000. However, during this fiscal year, the Company paid $23,538 to its Vice-President of Sales and Marketing and $17,538 to its Vice-President of Procurement and Quality Control. For the fiscal year ended May 31, 2001, each member of the Board of Directors will be entitled to receive an annual fixed fee of $5,000 and a director’s fee of $500 for each Board meeting attended in person or a director’s fee of $250 if attendance is by telephone. The Board of Directors of the Company has set the annual compensation for the President and Chief Executive Officer at $120,000, for the Chief Financial Officer at $102,000, for the Vice-President of Research at $84,000, for the Vice-President of Procurement and Quality Control at $54,000, for the Controller at $60,000 and for the Sales Director at $72,000. Mr. Henri Harland, who is the President and Chief Executive Officer of the Company, is the majority shareholder of Gestion Harland inc., that provides the Company with planning and management services for which it bills fees in that regard. See “Interest of Management and Others In Material Transactions”.

OPTIONS

Stock Option Plan

On May 10, 2001, the Company’s Board of Directors approved the creation of a stock option plan for the Company’s directors, officers, employees and consultants (the “Plan”). The Plan was created by the Company in order to attract and retain competent directors, officers, employees and consultants whose motivation will be the success of the Company and to encourage them to acquire Common Shares in the Company. Under this Plan, the persons eligible to receive options to acquire Common Shares are those identified in the aforementioned classes, as designated by the Company’s Board of Directors. A maximum of 2,265,000 Common Shares (1,965,000 Common Shares in the event of the Minimum Offering) may be issued under this Plan.

The options are non-transferable. Unless the Board of Directors of the Company should provide otherwise, the options confer on the recipient thereof: (i) at the end of one year following their granting, the right to purchase 25% of the Common Shares underlying the stock options so granted to this recipient, (ii) at the end of two years following their granting, the right to purchase 25% of the Common Shares underlying the stock options so granted to this recipient, (iii) at the end of three years following their granting, the right to purchase 25% of the Common Shares underlying the stock options so granted to this recipient, and (iv) at the end of four years following their granting, the right to purchase 25% of the Common Shares underlying the stock options so granted to this recipient, subject to the provision that the options may not be exercised after the expiration period set by the Board of Directors at the time of granting of the options, such period shall not exceed 5 years following granting of the options. The options may be exercised at the closing price of the Common Shares on the day preceding their granting. If there was no trading on the previous day, the closing price shall be replaced by the closing price of the Common Shares on the last day during which trading took place.

The options already granted on the date of this prospectus confer upon each of their recipients: (i) as of their granting, the right to purchase 50% of the Common Shares underlying the stock options granted to the said recipient, (ii) as of the end of one year following their granting, the right to purchase 25% of Common Shares underlying the options initially granted to the said recipient, and (iii) as of the end of two years following their granting, the right to purchase 25% of the Common Shares underlying the stock options initially granted to the said recipient, at the Offering price stipulated in this prospectus.

Except for stock options already granted on the date of this prospectus, each option granted by the Company to a new director, officer, employee or consultant of the Company may no longer be exercised after the sixtieth (60th) day following the date of termination of the business relationship between the beneficiary of the option and the Company. This period is one year for options granted on the date of this prospectus.

The Board of Directors of the Company may at any time designate persons to whom the options will be granted. The total number of Common Shares that shall be issued to any director, officer or employee of the Company pursuant to the Plan is restricted to 5% of the aggregate number of the Company’s issued and outstanding Common Shares, and to 2% in the case of consultants. Moreover, no one person may hold options in respect of more than 5% (2% in the case of consultants) of the Company’s issued and outstanding Common Shares.

Stock Options Granted

The following table sets out some information regarding the Company's Common Shares stock options issued and outstanding on the date of this prospectus. All these options were granted under the Plan established on May 10, 2001. However, granting of these options is conditional upon the approval of the Plan by the relevant securities regulatory authorities.

Securities underlying

the options

Exercisable

Exercise

Beneficiary of options

(Common Shares)

  options

  price

Maturity

Directors

200,000

100,000

$1.00

May 11, 2006

(5 individuals)

Officers

300,000

150,000

$1.00

May 11, 2006

(4 individuals)

Employees

180,000

 90,000

$1.00

May 11, 2006

(6 individuals)

Research Advisory Board

200,000

100,000

$1.00

May 11, 2006

(7 individuals)

Consultants

350,000

175,000

$1.00

May 11, 2006

(9 individuals)

_________

________

Total

1,230,000

615,000

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Company nor any associate thereof is indebted to the Company.

DESCRIPTION OF SHARE CAPITAL

Share Capital

The following description of the Company’s authorized share capital is provided subject to the detailed clauses contained in its documents of incorporation. The Company’s authorized share capital consists of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares with no par value (the “Preferred Shares”) issuable in one or more series. By way of by-law, in accordance with its articles of incorporation, the Company created the Series A Preferred Shares. Currently, only 10,100,000 Common Shares are issued and outstanding.

The rights, privileges, conditions and restrictions attaching to the Common Shares are as follows:

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Company. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the Board of Directors of the Company from the Company’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Company’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Company’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Company to the holders of Preferred Shares ranking prior to the Common Shares regarding the distribution of the Company’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Company, with neither preference nor distinction.

The rights, privileges, conditions and restrictions attaching to the Preferred Shares are as follows:

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Company’s articles of incorporation give its Board of Directors the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Company with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Company’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Company’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

As of the date of this prospectus, the Board of Directors of the Company has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Company of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative dividend of 5% of the amount paid for the said shares.

As from the date of the initial listing of the Company’s Common Shares on a recognized stock exchange, the Series A Preferred Shares shall be exchangeable, at the holder’s option, for Common Shares of the Company if:

The request for exchange is made no later than the thirtieth (30th) day following the later of the following two dates:

(i)

The day of the initial listing of the Company’s Common Shares on a recognized stock exchange;

(ii)

The day the registered holder of the said Series A Preferred Shares became the holder of the Series A Preferred Shares to which the request for exchange relates;

the exchange is made on the basis of the lesser of the following:

(i)

The closing price of the Company’s Common Shares on the last business day prior to the request for exchange; and

(ii)

The closing price of the Company’s Common Shares on the last business day before the issue of the Series A Preferred Shares to which the request for exchange relates (provided the Common Shares were listed at that time).

less the maximum discount percentage permitted in the case of a private investment under Policy 4.1 of the Canadian Venture Exchange Inc. (“CDNX”).

Notwithstanding the preceding, if the lesser of the two prices specified above is lower than $0.50, the amount of $0.50 shall be used in computing the number of Common Shares to be issued as part of the exchange.

The request for exchange is made after the 30-day period referred to above, the exchange shall be made on the basis of the closing price of the Common Shares on the last business day before the exercise of the right of exchange in respect of the Series A Preferred Shares of the Company, less the maximum discount percentage permitted in the case of a private investment under Policy 4.1 of the CDNX. Notwithstanding the preceding, if the price previously specified is lower than $0.50, the amount of $0.50 shall be used in computing the number of Common Shares to be issued as part of the exchange.

Warrants

Currently, three series of Warrants have been authorized by the Board of Directors of the Company.

Series A Warrants

Each Series A Warrant (“Series A Warrant”) entitles the registered holder thereof to acquire one Common Share of the Company at a price equal to 150% of the Offering price of the units pursuant to this prospectus. Series A Warrants expire on November 30, 2002. The Common Shares issued upon exercise of these Series A Warrants shall be held in escrow for a period of three (3) months following their issue date. As at the date of this prospectus, there are 4,050,000 Series A Warrants issued and outstanding. See “Prior Investments”.

Series B Warrants

Each Series B Warrant (“Series B Warrant”) entitles the registered holder thereof to acquire one Common Share of the Company at a price equal to 150% of the Offering price of the units pursuant to this prospectus. Series B Warrants expire on November 30, 2002. The Common Shares issued upon exercise of these Series B Warrants shall be held in escrow for a period of three (3) months following their issue date. As at the date of this prospectus, there are 1,000,000 Series B Warrants issued and outstanding. See “Prior Investments”.

Series C Warrants

Each Series C Warrant entitles the registered holder thereof to acquire one Common Share of the Company at a price equal to 150% of the Offering price of the units pursuant to this prospectus. Series C Warrants expire on June 28, 2002. The Common Shares issued upon exercise of these Series C Warrants shall be held in escrow for a period of three (3) months following their issue date. As at the date of this prospectus, no Series C Warrants has been issued. The Series C Warrants are governed by the Series C Warrant Agreement. See “Details of the Offering”.

To date, two series of Warrants, namely Series A and Series B are outstanding.

CAPITALIZATION

The following table sets forth the capitalization of the Company as at May 31, 2000, as at November 30, 2000 and as at November 30, 2000 taking into account the current offering. The table must be read with the financial statements and accompanying notes, which appear hereafter in this prospectus.

Description of the security	Securities Authorized	Outstanding as at May 31, 2000 (audited)	Outstanding as at November 30, 2000 (unaudited) (1)	Outstanding as at November 30, 2000 Pro forma given the current Offering (2), (3), (4), (5)
				Minimum Offering	Maximum Offering
Long-term debt Class "A" preferred shares	Unlimited	--- ---	--- ---	--- ---	--- ---
Class "A" shares (old)	Unlimited	$100,010 (2,000,000 shares)	--	--	--
Class "B" subordinate shares (old)	Unlimited	$1,798,040 (8,100,000 shares)	--	--	--
Common Shares	Unlimited	-- --	$1,898,050 (10,100,000 shares)	$4,898,050 (13,100,000 shares)	$6,898,050 (15,100,000 shares)
Series "A" Warrants	Unlimited	$4,003 (4,050,000 warrants)	$4,003 (4,050,000 warrants)	$4,003 (4,050,000 warrants)	$4,003 (4,050,000 warrants)
Series "B" Warrants	Unlimited	$1 (1,000,000 warrants)	$1 (1,000,000 warrants)	$1 (1,000,000 warrants)	$1 (1,000,000 warrants)
Series "C" Warrants	Unlimited	-- --	-- --	$1 (1,500,000 warrants)	$1 (2,500,000 warrants)
Deficit		($486,018)	($914,446)	($1,354,446)	($1,514,446)
Total Capital		$1,416,036	$987,608	$3,547,609	$5,387,609

1)

As at January 31, 2001, the number of outstanding securities was identical to the number of outstanding securities as at November 30, 2000.

2)

Not taking into account the 9,815,000 Common Shares (8,515,000 Common Shares in the event of the Minimum Offering) which could be issued following the exercise of the share warrants and stock options granted which are reserved for this purpose. See "Description of Share Capital - Warrants" and "Options".

3)

Taking into account the 5,000,000 Common Shares (3,000,000 Common Shares in the event of the Minimum Offering) to be issued pursuant to this offering and after deducting the Agent’s fee and the expenses of the offering of $400,000 ($240,000 in the event of the Minimum Offering) and $200,000 respectively.

4)

On May 30, 2000, the Company restructured its authorized share capital. The Company’s former authorized share capital was replaced by a new share capital. See "Description of Share Capital". All of the former issued and outstanding Class A Shares, namely 610,000 shares were converted into 6,100,000 subordinate Class B Shares, namely a conversion ratio of ten to one. All issued and outstanding former Class B and Class C Shares, namely 200,000 former Class B Shares and 200,000 former Class C Shares, were converted into 2,000,000 new Class A Shares, namely a conversion of one former Class B Share and one former Class C Share to ten new Class A Shares.  In addition, on the same date, the Company issued 2,000,000 subordinate Class B Shares and 1,000,000 Series B Warrants.

5)

On August 29, 2000, the holders of Class A Shares converted all of their issued and outstanding Class A Shares to an identical number of the Company’s subordinate Class B Shares. Following this conversion, there are no Class A Shares. On September 25, 2000, the Company restructured its authorized share capital to eliminate Class A Shares and modify the rights, privileges and restrictions of the subordinate Class B Shares to convert them into Common Shares. On the date of this prospectus, the Company’s issued and outstanding shares consist of a total of 10,100,000 Common Shares.

PRINCIPAL SHAREHOLDERS

In the Company’s books, as at the date hereof, the following individuals personally hold or beneficially own, directly or indirectly, more than 10% of the Company’s issued and outstanding Common Shares.

Shareholder’s name and city of residence	Number of Common Shares Held	Total percentage of voting rights
		Before the offering	After giving effect to the offering
			Minimum Offering	Maximum Offering
Henri Harland (1) Rosemère, Quebec	3,200,000	31.6%	24.4%	21.2%

9003-7615 Québec inc.(2) Laval, Quebec	1,600,000	15.8%	12.2%	10.6%

(1)

Mr. Henri Harland controls the voting rights attached to the shares of the Company held by Gestion G.F.X inc., Gestion Interco inc., Groupe Conseil Harland inc. and Gestion Harland inc.

(2)

9003-7615 Québec inc. is a private company controlled by Mr. Nicholas Coutts.

Collectively, the directors and officers of the Company control the voting rights to 3,200,000 Common Shares, representing 31.6% of the issued and outstanding Common Shares. After giving effect to this Offering, in the Company’s books, the Company’s directors and officers shall hold or beneficially own, directly or indirectly, 3,200,000, i.e. 21.2% (or 24.4% in the event of the Minimum Offering) of the Company’s issued and outstanding Common Shares, representing 21.2% (24.4% in the event of the Minimum Offering) of the aggregate number of votes.

ESCROWED SHARES

Pursuant to an escrow agreement to be entered into at the time of the initial closing date between Groupe Allibird Canada inc., Gestion G.F.X. inc., Gestion Interco inc., Groupe Conseil Harland inc., Gestion Harland inc. and 9003-7615 Québec inc. (collectively, the “shareholders party to the agreement”), the Custodian and the Company, a total of 4,590,000 Common Shares representing 30.4% (35% in the event of the Minimum Offering) of the issued and outstanding Common Shares held by the shareholders party to the agreement (the “Escrowed Shares”) have been deposited with the escrow agent. The Escrowed Shares may not be transferred, released or otherwise traded before the release dates indicated below, unless prior written consent of the Commission des valeurs mobilières du Québec has been obtained.

The shares may not be transferred, released or otherwise traded before the release dates set out in the agreement, namely in equal blocks at six-month intervals over a period of thirty-six (36) months, i.e. fifteen percent (15%) of the shares held by each of the main shareholders are released in each block as from the date of escrow.

Under the voluntary escrow agreement to be entered into at the time of the initial closing date of this offering, the following parties, namely Groupe Allibird Canada inc., Gestion G.F.X. inc., Placements Epsilon inc., Placements Courbevoie inc., Gestion Interco inc., Groupe Conseil Harland inc., Gestion Harland inc. and 9003-7615 Québec inc., shall agree on certain conditions governing the free disposal of their shares in the Company not subjected to the escrow agreement described in the preceding paragraphs.

DIVIDEND POLICY

The Company has no plans to declare dividends on its Common Shares in the foreseeable future, even if it realizes benefits, preferring instead to retain its future profits to finance its growth.

DILUTION

According to the Company’s balance sheet as at November 30, 2000 and following the issue of Common Shares as provided for herein, the Offering price per each Common Share offered pursuant to this prospectus exceeds the net tangible book value per Common Share by $0.6432 ($0.7292 in the event of the Minimum Offering), after giving effect to this offering, which represents a dilution factor of 64.32% (72.92% in the event of the Minimum Offering), as indicated in the following table:

Maximum offering

Minimum offering

Offering price

$1.00

$1.00

Net tangible book value, before

the Offering, per Common Share

$0.0978

$0.0978

Increase in the net tangible

book value attributable to the Offering

$0.2914

$0.1954

Net tangible book value, after giving effect to

the Offering, per Common Share

$0.3568

$0.2708

Dilution to subscriber

$0.6432

$0.7292

Dilution percentage with respect to the Offering price

64.32%

72.92%

PRIOR ISSUES

Upon its incorporation in October 1998, the Company issued 410,000 former Class A Shares at a price of $0.00010 per share, 100,000 former Class B Shares and 100,000 former Class C Shares at a price of $0.00005 per share. Following the various restructurings of the share capital of the Company, these shares have since been replaced by 5,100,000 Common Shares of the Company, representing an acquisition cost of $0.00001 per Common Share. On the same date, 255,000 former warrants were issued at a price of $0.00001 per warrant. Following the restructuring of the share capital of the Company, these former warrants were converted into 2,550,000 Series A Warrants, representing an acquisition cost of $0.000001 per Series A Warrant.

In October 1999, the Company issued 100,000 former Class A Shares at a price of $1.00 per share as well as 100,000 former Class B Shares and 100,000 former Class C Shares at a price of $0.50 per share. Following the various restructurings of the share capital of the Company, these shares have since been replaced by 2,000,000 Common Shares of the Company, representing an acquisition cost of $0.10 per Common Share. At the same date, 100,000 former warrants were issued at a price of $0.02 per warrant. Following the restructuring of the share capital of the Company, these former warrants were converted into 1,000,000 Series A Warrants, representing an acquisition cost of $0.002 per Series A Warrant.

In December 1999, the Company issued 100,000 former Class A Shares at a price of $1.98 per share. Following the various restructurings of the share capital of the Company, these shares have since been replaced by 1,000,000 Common Shares of the Company, representing an acquisition cost of $0.198 per Common Share. At the same date, 50,000 former warrants were issued at a price of $0,04 per warrant. Following the restructuring of the share capital of the Company, these former warrants were converted into 500,000 Series A Warrants, representing an acquisition cost of $0.004 per Series A Warrant.

On May 31, 2000, the Company issued 2,000,000 former Subordinate Class B Shares at a price of $0.75 per share. On September 25, 2000, following the restructuring of the share capital of the Company, these shares have since been replaced by 2,000,000 Common Shares of the Company, representing an acquisition cost of $0.75 per Common Share. At the same date, 1,000,000 Series B Warrants were issued for a total price of $1.00, i.e. $0.000001 per  Series B Warrant.

RISK FACTORS

New Operation

The Company cannot show a significant financial history that includes short-, medium- or long-term profitability.

Uncertainty Related to Research

Before being ready for market, the Company’s products must undergo extensive testing to prove their safety and efficiency for humans. There is no guarantee that the testing of products under development will be completed or will show the safety and efficiency of these products. Some companies in the nutraceutical industry have suffered major setbacks in advanced clinical trials, even after obtaining promising results in earlier tests.

Dependence on Strategic Partners

The Company’s strategy is to seek out and establish strategic relationships with key partners.

The Company plans to rely on strategic partners to market Neptune Krill Oil™ and Neptune Aquateine™. If its strategic partners are unsuccessful in efficiently marketing the Company’s products, the Company could lose the ability to successfully market its products, thereby producing an adverse effect on the Company’s operating results and activities. There is no guarantee that the Company will be able to form strategic alliances according to conditions which it deems acceptable. Also, if the Company’s suppliers are unable to meet the conditions required of them, the Company could incur significant costs and risks.

Furthermore, the Company does not plan to manufacture its own nutraceutical, cosmetics or pharmaceutical products, but it plans to reach agreements with third parties to manufacture its products.

No Guarantee of Development

The prospects for companies in the nutraceutical industry are generally deemed uncertain, given the emerging nature of the industry and, accordingly, investments in nutraceutical companies should be viewed as highly speculative. The achievement of the Company’s long-term potential will depend on the successful development and marketing of products currently under development. The Company’s products are currently in the research and development stage, which is the stage with the highest risk for a company in the nutraceutical industry.

Accordingly, the Company cannot guarantee either that its products will be adequately developed nor that its research and development programs will enable it to create commercially viable products. In addition, in the event of unsatisfactory clinical or other study results for a specific program, the Company could abandon its commitment to the program and/or to the related products. There is no guarantee that any future tests on animals or humans, where applicable, will lead to favourable results.

Intellectual Property Rights and Protection Conferred by Patents

Because of the time and money required to develop and market products, the nutraceutical industry must attach considerable importance to obtaining and maintaining the protection conferred by patents and trade secrets regarding new technologies, products and processes deemed to be significant.

The patent protection afforded to nutraceutical companies is uncertain and involves a great deal of complex legal, scientific and factual issues. There are no laws or clear policies covering the scope of claims permitted in such cases or the degree of protection afforded pursuant to patents. These questions are further complicated in this area as a result of abundant publications and previous work. Accordingly, even though the Company deems its proprietary information to be protected to the greatest extent possible, there is no guarantee that:

(a)

Patents will be issued in any or all of the relevant jurisdictions,

(b)

Legal action will not be taken to challenge the protection conferred on the Company by patents or that such challenges will not be favourably received,

(c)

The Company’s processes or products do not or will not infringe third party patents, or

(d)

The scope of the patents that may be issued will effectively prevent third parties from developing similar and competitive products.

It is impossible to predict the extent to which legal action concerning patents will harm the Company’s efforts to develop, manufacture or market its products. The cost of legal action aimed at maintaining the validity and preventing the infringement of patents issued to the Company may be significant.

The products developed by the Company also include technology and processes that are not protected by patents and which can be copied or improved by competitors. Accordingly, the Company may be vulnerable to competitors who develop a competitive technology, whether by independent means or after having obtained access to the Company’s proprietary products and trade secrets. Also, claims filed in patent applications can be significantly reduced before a patent is approved. There is no assurance that all previous requests contained in the patents submitted for the benefit of the Company will be granted.

There is no guarantee that patent applications made on behalf of the Company will be granted, nor that these patents will provide legal protection against competitors, nor that they will provide significant protection of intellectual property rights or a competitive advantage. Furthermore, there is no guarantee that the Company’s patents will not be declared invalid or inapplicable by a court, infringed or circumvented by other parties, nor that other parties will not obtain patents in respect of which the Company ought to obtain a license or which it would need to circumvent. Competitors or potential competitors may have filed patent applications or obtained patents or could obtain patents and additional intellectual property rights concerning products or processes competing with those of the Company. To date, the Company has not conducted any search as to exploitability or analysis as to infringement on the Company’s products.

Lack of Income From Products -- History of Prior Losses

To date, the Company has not posted any income from the sale of products, and there is no guarantee that it will not suffer major additional losses in the near future or that it will be profitable in the future. The Company had accrued net losses of $914,446 as at November 30, 2000. The Company predicts that its operating and capital expenditures will increase significantly in 2001 and over the next few years as it increases its personnel and expands its facilities in order to further the development and marketing of its products. The amounts and the timing of expenditures will depend on the progress made in research and development, the level of operating losses, the signing of development and licensing agreements with strategic partners, the Company’s development of additional products, as well as other factors, many of which are beyond the Company’s control.

The Company does not anticipate drawing income from the commercial sale of its new products before 2002. The Company expects to continue incurring significant losses until the revenue generated from strategic alliances, sales of products and royalties, if applicable, produce sufficient income to generate a profit. The Company’s ability to reach a degree of profitability over the next few years depends specifically on the success of its efforts to develop products and make strategic alliances. To develop its products, the Company will have to dedicate major resources to the development of products, which will require considerable time to meet market demands and to create strategic alliances for production. There is no guarantee that the Company will produce any income or become profitable in short or medium term.

According to its current operating plan, the Company expects its current cash reserves to be sufficient to cover its needs until May 31, 2002. Beyond that date, the Company plans to rely on income from operations in particular from the granting of licenses, strategic alliances and product sales. This revenue will depend greatly on successful development and marketing of the Company. Nothing guarantees the success of the Company in its development, exploitation and marketing of its products nor that the anticipated expenses and revenues will prove to be accurate.

Capital Needs

According to its current operating plan, the Company estimates that its net expenditures for the fiscal year ending May 31, 2001, will largely exceed those for the fiscal year ending May 31, 2000. The Company’s future capital needs, however, will be dependent on numerous factors, specifically the ongoing scientific progress in its product research and development program, its assessment of potential products, and the time and costs related to filing and protecting its patents. There is no guarantee that additional funding will be available or, if it is, that it will be available under acceptable conditions. If funds prove insufficient, the Company may have to significantly reduce or eliminate expenditures related to research and development, testing, and production and marketing, or obtain funds through agreements with business partners who will demand that the Company assign unto them rights to certain of its technologies or products. There is no guarantee that the current offering will take place. Furthermore, there is no guarantee the Company will be in a position to obtain additional financing if its capital resources are depleted. The Company’s future ability to obtain such financing will depend in part on the financial markets, as well as the Company’s financial results.

Key Personnel

The Company depends enormously on its senior management and scientific personnel, in particular Dr. Fotini Sampalis and Mr. Luc A. Rainville. The loss of their services could result in major delays or prevent the Company from reaching its scientific or marketing objectives. There is intense competition among companies in the nutraceutical industry for skilled employees, and the Company’s success will depend on its ability to attract and retain skilled employees. There is no guarantee that the Company will be able to attract and keep personnel under conditions which it deems acceptable, now or in the future, and should it fail to do so, this could have a material adverse effect on the Company’s activities, financial condition and operating results.

Manufacturing, Supplying and Marketing

The Company has limited experience in manufacturing nutraceutical products or functional nutritional ingredients. The Company’s products have never been manufactured on a commercial scale, and there is no guarantee that these products can be manufactured at a price or in quantities that are commercially viable. The Company has not yet entered into a procurement agreement with a supplier and, as the case may be, there is no guarantee that the Company’s suppliers will be able to meet the Company’s needs, in terms of timing of deliveries, or quantity or quality of products. If the Company is unable to obtain through an adequate procurement contract the necessary products and substances under conditions which it deems acceptable, or if it has to deal with delays or difficulties in its relationship with the suppliers, the Company’s activities could be hampered, which would delay the market launch and subsequent sale of its products. Such delays could have a material adverse effect on the Company’s activities, financial condition and operating results.

The Company has no experience in sales, marketing or distribution. The Company plans to rely on its current and future strategic partners to market its products. However, there is no guarantee that these business partners have effective sales staff and distribution systems. Should the Company be unable to establish or maintain such relationships and be required to directly market its own products, the Company will have to find sales and marketing staff who have the necessary technical expertise and distribution skills. There is no guarantee that the Company will be able to establish or maintain such relationships with third parties or create an in-house sales and distribution department. Insofar as the Company depends on its strategic partners or third parties to market and distribute its products, all income received by the Company will depend on the efforts of its strategic partners or third parties, and there is no guarantee that these efforts will be successful.

There is no guarantee that any product successfully developed by the Company and approved for sale will be accepted by the market. If successfully developed, the Company’s products will be competing with many other nutraceutical natural supplements and functional ingredients used in the composition of cosmetic and pharmaceutical products manufactured and marketed by major companies in the nutraceutical, pharmaceutical and cosmetics industry as well as new products currently under development by these and other companies. The degree of market acceptance for any product developed by the Company will depend on the product’s potential efficiency and safety, their potential benefits over other products in preventing human diseases as well as government and third party payers’ policies on reimbursement. There is no guarantee that Canadian, American, European and Asian consumers will accept and use products developed by the Company, and lack of acceptance by the market would have a material adverse effect on the Company’s activities, financial condition and operating results.

Regulations: No Guarantee of Product Approval

Currently, food and drug agencies, both on the Canadian and American side, namely Health Canada’s Health Protection Branch (Office of Natural Health Products) and the corresponding agencies in foreign countries, prior to approving the sale of natural products fit for consumption, require companies in the nutraceutical industry to obtain approval of the product by way of service of pre-market notification.

Refusal by a regulatory agency to approve a product could have an adverse effect on the marketing of the Company’s products and on the Company’s capital resources and liquidity. Furthermore, future legislative or administrative measures could lead to the implementation of government regulations that are unfavourable to the Company. It is impossible to predict the scope of any unfavourable government regulations stemming from future legislative or administrative measures, especially due to the emerging nutraceutical industry which could force the establishment of regulations by government agencies.

Product Liability and Insurance

The testing, marketing, sale and use of products under development by the Company can carry product liability risks. These risks exist in the case of clinical trials on humans, even with respect to products the marketing of which has been approved on a commercial scale by the regulatory authorities. There is no guarantee that the Company will be able to avoid the significant risks of product liability. The Company expects that it will have to take out product liability insurance as it expands. There is no guarantee that it could obtain suitable levels of insurance under satisfactory economic conditions or protect itself in any other way against potential product liability claims and this could interfere with, or prevent, the marketing of the products developed by the Company.

Competition

There is intense technological competition in the nutraceutical industry. There is a large number of companies and institutions, both public and private, including companies in the specialized field of nutraceuticals, pharmaceuticals and biotechnology, as well as government agencies and university or research institutions that are developing natural products for nutraceutical applications in preventing diseases in humans,  including the applications targeted by the Company. The Company may have to compete with these companies and institutions to develop products designed to treat similar conditions. Many of these competitors have much greater resources than those of the Company. There is no guarantee that the products developed by third parties will not render the Company’s products or technologies uncompetitive or that they will not have an adverse effect on recruiting business collaborators for the Company’s programs.

Intense research efforts and rapid technological change particularly characterize the nutraceutical industry. Competition is bound to increase with technological advances and as commercial applications for the technological products increase. The Company’s competitors could use other technologies or methods to develop products similar to those of the Company or can develop new or improved products or processes that may be more effective, less costly, safer and more readily available than those of the Company. There is no guarantee that the Company’s products will be successful or that other research and development will not make the Company’s products obsolete or too expensive.

INTEREST OF MANAGEMENT AND

 OTHERS IN MATERIAL TRANSACTIONS

Gestion Harland inc. (“GH”), a private company controlled by Mr. Henri Harland, the President and Chief Executive Officer of the Company, has signed a service agreement with the Company regarding the procurement of the following services: financial planning, legal and corporate support, assistance in the negotiation of agreements, drafting of legal documents, coordination of the pilot and industrial scaling of procedures and management of financial closings. In addition, GH has assumed the interim financing of the Company’s operating expenditures. Under this agreement, GH is entitled to a fixed monthly fee of $8,000 for services rendered to the Company along with additional compensation at the rate of $250 per hour for any services rendered in excess of 40 hours per month. As consideration for the monthly reduction of $2,000 in fixed monthly fees charged by GH to the Company (the amount was $1,000 per month until December 2000), the Company makes available to GH premises having an area of 822 square feet, representing 15% of the space leased by the Company at 500 Saint-Martin Boulevard West, Suite 550, in Laval. On October 1, 1999, the Company refunded to GH part of the interim operating expenditures which the latter had temporarily financed, which totaled an amount of $101,000. That amount was reimbursed by issuing to GH, as being fully paid-up and non-assessable, 50,000 former Class A Shares, 50,000 former Class B Shares, 50,000 former Class C Shares and 50,000 former Warrants of the Company.

Groupe Conseil Harland inc. (“GCH”), a private company controlled by Mr. Henri Harland, the President and Chief Executive Officer of the Company, has signed a service agreement with the Company to find, and negotiate with, financial partners and scientific partners, to identify markets for the Company’s products, and to identify, and negotiate with, raw materials suppliers and distributors. Under this agreement, GCH was entitled to a fixed fee of $650 per week for a period of 40 weeks, totalling $26,000 and GCH was also entitled to 10% of the added-value brought to the Company through conclusion of strategic alliances and/or any financing identified and negotiated by GCH for the benefit of the Company. On May 31, 2000, the Company obtained a private financing in the amount of $1,500,000; GCH received 10% of this financing, i.e. $150,000, totalling with the fixed payment of $26,000, a total compensation of $176,000. Of this amount, $75,000 is owing to GCH, and $101,000 was paid by issuing to GCH, as being fully paid-up and non-assessable, 50,000 former Class A Shares, 50,000 former Class B Shares, 50,000 former Class C Shares and 50,000 former Warrants of the Company.

GCH is entitled to receive a commission, for an indeterminate period of time, equal to 1% of the net sales of krill, calanus or other crustaceans oil by the Company and of any other income of the Company to the extent that payment of such commission does not result in the Company having negative earnings before interest, taxes, and depreciation. This commission was granted as consideration for the replacement of GCH by the Company in the License Agreement with the University, for the assignment by GCH to the Company of the option to purchase the intellectual property rights from the University in respect of the krill extraction process and for the transfer by GCH to the Company of the right of first refusal with respect to any project conducted by the University focusing on the extraction and purification of oil from marine and freshwater biomasses other than krill and calanus. See “License Agreement and Intellectual Property Purchase Option”.

PROMOTER

GCH is the original entity which initiated research on the krill oil extraction process (Neptune OcéanExtractTM) and it is also the entity which assigned to the Company the license rights, the intellectual property purchase option and the right of first refusal referred to in the previous section. Hence, GCH may be considered to be the promoter of this offering in accordance with the applicable securities legislation. CGH is the registered holder of 1,000,000 Common Shares of the Company and of 500,000 Series A Warrants. See “Description of share capital”. Pursuant to a service agreement with the Company to find, and negotiate with, financial partners and scientific partners, to identify markets for the Company’s products, and to identify, and negotiate with, raw materials suppliers and distributors, GCH was entitled to lump-sum payments totalling $176,000. Of this amount, $75,000 is owing to GCH, and $101,000 was paid by issuing to GCH, as being fully paid-up and non-assessable, 50,000 former Class A Shares, 50,000 former Class B Shares, 50,000 former Class C Shares and 50,000 former Warrants of the Company. See “Interest of Management and Others in Material Transactions”.

As compensation for the replacement of GCH by the Company as a party to the License Agreement with the University, the assignment by GCH to the Company of the option to purchase the intellectual property rights from the University in respect of the krill extraction process and the transfer by GCH to the Company of the right of first refusal with respect to any project conducted by the University focusing on the extraction and purification of oil from marine and freshwater biomasses other than krill and calanus, the Company agreed to pay to GCH a commission, for an indeterminate period of time, equal to 1% of the net sales of krill, calanus or other crustaceans oil by the Company and of any other income of the Company to the extent that payment of such commission does not result in the Company having negative earnings before interest, taxes, and depreciation. See “Interest of Management and Others in Material Transactions”.

MATERIAL CONTRACTS

With the exception of contracts entered into in the normal course of its business, the only material contracts signed by, or affecting, the Company during the two years preceding the date of this prospectus are as follows:

(a)

Service Agreement, signed on October 9, 1998, and amended on June 1, 2000, between the Company and GH and referred to under “Interest of Management and Others in Material Transactions”;

(b)

Licensing Agreement, entered into by the Company and GCH on October 1, 1999, and amended on  June 14, 2000, for the development, exploitation and marketing of the results of the krill research project, and referred to under “Krill – License Agreements and Intellectual Property Purchase Option”;

(c)

Service Agreement, entered into on October 1, 1999 and rescinded on July 7, 2000, between the Company and GCH and referred to under “Interest of Management and Others in Material Transactions”;

(d)

The agreement entered into by GCH and the Company on February 23, 2001, and referred to under “Krill – License Agreements and Intellectual Property Purchase Option”;

(e)

Agency Agreement between the Agent and the Company signed on May 11, 2001, and referred to under “Plan of Distribution”;

(f)

Custody Agreement between the Company, the Custodian and the Agent signed on May 11, 2001, and referred to under “Plan of Distribution”;

(g)

Escrow Agreement to be signed between Groupe Allibird Canada inc., Gestion G.F.X. inc., Gestion

Interco inc., GCH, GH, 9003-7615 Québec inc., the Custodian and the Company at the time of the initial closing of this offering, and referred to under “Escrowed Shares”;

(h)

Voluntary Escrow Agreement to be signed between Groupe Allibird Canada inc., Gestion G.F.X. inc., Placements Epsilon inc., Placements Courbevoie inc., Gestion Interco inc., GCH, GH, 9003-7615 Québec inc., the Custodian and the Company at the time of the initial closing of this offering, and referred to under “Escrowed Shares”;

(i)

Class C Warrants Agreement to be signed between the Company and the Trustee at the time of the initial closing of this offering and referred to under “Details of the Offering”.

A copy of each of these contracts may be examined during regular business hours at the Company’s management offices at 500 Saint-Martin Boulevard West, Suite 550, Laval, Quebec, H7M 3Y2, until the closing of this offering.

LEGAL MATTERS

Certain legal matters relating to this offering will be reviewed by Boivin O’Neil, general partnership, on behalf of the Company, and by Fasken Martineau DuMoulin, LLP of Montreal, on behalf of the Agent.

LITIGATION

The Company is not a party to any litigation and, to its knowledge, no legal action is contemplated against it.

AUDITORS, CUSTODIAN, TRANSFER AGENT AND REGISTRAR

The Company’s auditors are Raymond Chabot Grant Thornton, a general partnership of chartered accountants, having their offices at 600 de la Gauchetière Street West, Suite 1900, Montreal, Quebec, H3B 4L8.

The transfer agent and the registrar for the Company’s Common Shares and Series C Warrants is Fiducie Desjardins Inc., at its main offices located at 1 Complexe Desjardins, Montreal, Quebec, H5B 1E4. The transfer agent will also act as Custodian for the funds deposited pursuant to this offering.

STATUTORY RIGHTS

The Securities Act (Québec) provides purchasers with the right to withdraw from an agreement to purchase the securities within two business days after receipt of this prospectus or any amendment thereto, as well as remedies for rescission, price revision or damages where the prospectus contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the Act.  The purchaser should refer to the applicable provisions of the Act for the particulars of these rights or consult with a legal advisor.

GLOSSARY

In this prospectus, unless otherwise indicated, the terms below have the following meanings:

Alpha-tocopherol: The strongest alcohol in the group of tocopherols, the active ingredients in vitamin E. See Vitamin E.

Amino acids: Substances involved in the formation of human proteins. There are twenty (20) amino acids, eight of which are said to be essential to the human body as they must be obtained from food.

Antioxidants: Molecules which, when combined with free radicals, render them harmless. The primary antioxidants are vitamins C and E, beta-carotene transformed into vitamin A and selenium.

Aquaculture: Intensive breeding of animal resources such as fish and shrimp destined for food consumption.

Arteriosclerosis: Thickening and loss of elasticity of the arterial walls.

Arthritis: Inflammation of a joint characterized by pain, swelling, stiffness or redness. Polyarticular rheumatoid arthritis is a type of arthritis caused by an auto-immune disorder in which the organism’s immune system attacks the joints and surrounding tissue.

Astaxanthin: Red pigment present in krill. See Pigment.

Atherogenic: Causing an atheromatous situation.

Atheromatous: A type of atheroma or lipid deposit on the inside wall of arteries, causing atherosclerosis.

Atherosclerosis: Hardening of the arteries in which cholesterol, other fats and various blood components agglutinate on the arterial walls causing narrowing and hindering the supply of oxygen and nutrients to the heart. This phenomenon leads to angina and heart attacks. It is the most common type of arteriosclerosis.

Auto-immune (diseases): Diseases caused by the reaction of a person’s immune system to the organs or tissue of his/her own body.

Auto-immune disease: See Auto-immune.

Beta-carotene: Natural yellowish-orange pigment with invaluable antioxidant properties capable of neutralizing free radicals. Beta-carotene can be transformed into vitamin A in the human liver.

Biomass: Biological raw material.

Biotechnology: Industrial-scale application of advances, techniques and instrumentation derived from research in the biological sciences.

Calanus: Planktonic marine crustaceans (zooplankton) present in the oceans in an equally significant volume as krill, and having beneficial properties virtually equivalent to those of krill.

Canthaxantin: Red pigment present in krill.

Carcinogen: Any agent capable of causing cancer.

Carcinoma: Malignant tumour or cancer that develops in the epithelium or tissue covering the skin, or internal walls of the respiratory, digestive, urinary and genital systems. The most common types of cancer (lung, breast, stomach, skin and cervix) are carcinomas.

Corticosteroid: Hormone produced in the cortex of the adrenal glands whose release into the blood is controlled by the hypophysis. In excessive quantities, corticosteroids have an anti-inflammatory effect and suppress allergic reactions and the activity of the immune system.

Cytokins : Kind of proteins as Interleukin 1 produced by macrophages (“white blood cells”) such as activited T lymphocytes intervening in the immune system mechanisms.

DHA: Docosahexanoic acid. One of the highly polyunsaturated Omega-3 essential fatty acids found in krill.

Diatom: A type of unicellular algae found in phytoplankton and characterized by an external silicon skeleton.

Double-blind (therapeutic test): Method of studying a treatment by comparison with a known treatment, in which the patients and physicians do not know which of the two treatments is being administered.

DPA: Docosapentanoic acid. One of the highly polyunsaturated Omega-3 essential fatty acids found in seals.

Eicosanoid: Type of fatty acid comprised of a chain of twenty (20) carbon atoms, often designating Omega-3, Omega-6 or Omega-9 fatty acids.

Enzyme: Protein that regulates the speed of chemical reactions in the organism. For example, digestive enzymes regulate the speed of the chemical reactions involved in digestion.

Enzyme concentrate: Enzyme-based product whose enzyme content is much higher than in a natural state. An enzyme concentrate is produced by extraction.

EPA: Eicosapentanoic acid. One of the highly polyunsaturated Omega-3 essential fatty acids found in krill.

Erythema: Redness of the skin due to congestion.

Essential fatty acids: Two polyunsaturated fatty acids not produced by the human body, which must necessarily be obtained from food: linoleic acid (precursor of the Omega-6 family of fatty acids) and linolenic acid (precursor of the Omega-3 family).

Etiology : Study of the causes of diseases.

Extract: Substance extracted from a raw material by a chemical or physical process.

Free radicals: Unstable molecules released in the human body during the combustion of oxygen to produce the energy cells need to function. If free radicals are released into the human body in excessive quantities, they risk damaging DNA, i.e. the cells' genetic makeup. This damage causes a variety of serious diseases, such as cardiovascular disease and cancer.

GMO: Genetically modified organism. Most often designates any living organism (plant or animal) commercially exploited for human food consumption, whose nutritional qualities and marketing potential have been increased by genetic modification.

Health Canada: Government body that monitors the development and approval of drugs in Canada.

Hypercholesterolemia : Abnormal high level of cholesterol in the blood.

Hyperlipidemia : Anomaly of the metabolism characterized by a high level of lipids (fat) in the blood, responsible for some serious diseases such as atherosclerosis..

Inflammatory: Due to an inflammation, which is a localized reaction to an aggression, manifested by four main symptoms:  redness, swelling, heat, pain.

Interleukin 1 : See Cytokins.

Krill: Generic term of Norwegian origin designating the set of 85 species of marine, pelagic, planktonic crustaceans (zooplankton) of the order of Euphausia, found in cold, deep water, smaller than but similar to shrimp.

Krill oil: Set of lipidic (fatty) substances extracted from krill and particularly rich in Omega-3 fatty acids, DHA, EPA, phospholipids and pigments.

Leukotrienes: Type of prostaglandin involved in non-microbial inflammation. Leukotrienes are produced and released following even minor damage to the cell wall. For example, this type of prostaglandin is a powerful bronchoconstrictor and would be produced and released during an asthma attack.

Lipids: Structured fats comprising a group of fatty substances including triglycerides (main form of the fat in the organism’s lipid reserves), phospholipids (important cell membrane constituents) and sterols.

Liposoluble : Capable of being dissolved in lipids (fat).

Melanoma: Skin cancer that develops in melanocytes, the cells that produce melanin (skin colour pigment). It is the most serious of the three types of skin cancer.

Neoplastic: From neoplasm, denoting a tumour (benign or malignant) characterized by abnormal, progressive cell multiplication.

Nutraceutical: Food or food component having a beneficial medical or health effect, including the prevention and treatment of disease.

Omega-3: See Omega-3 fatty acids.

Omega-6: See Omega-6 fatty acids.

Omega-3 fatty acids: Essential fatty acids derived from linolenic acid (polyunsaturated fatty acid with several double bonds) named according to the biochemical numbering system which uses the word Omega and a number to indicate the location of the carbon atom with the first double bond in the carbon chain. They play an essential role in the integrity of cell membranes and growth; they act on the skin, retina, nervous system and reproductive functions; they reduce inflammatory reactions.

Omega-6 fatty acids: Fatty acids derived from linolenic acid the sixth carbon of which plays a role in the first double bond. Linolenic acid is the precursor of the Omega-6 fatty acid family. They play a role in the architecture of biological membranes and the formation of prostaglandins. The latter are found in abundance in sunflower-seed, walnut, corn and soybean oils.

PCT: Application for an international patent filed under the provisions of the Patent Cooperation Treaty to the International Patent Classification system, which grants deferred patent rights in over 80 countries for the purposes of protecting intellectual property.

Pelagic: Marine organism living in the high seas, far from the bottom.

Peptides: Protein fragments comprised of two or many amino acids.

Phospholipids: Lipids (fats) partially comprised of non-lipidic molecules that play an essential role in the architecture of cell membranes.

Phytoplankton: Botanical plankton.

Pigments: Coloured substances synthesized by living beings. Pigments are often found in food, for example, carotenoids, flavonoids, chlorophyll, astaxanthin and canthaxantin. Several pigments have interesting biological properties in terms of their antioxidant action, which neutralizes free radicals.

Placebo: Substance that can improve symptoms in some patients, although having no scientifically recognized therapeutic effect other than psychological.

Plankton: Very small organisms in suspension in the ocean or in fresh water.

Polyunsaturated: Designates a fat that contains a high degree of unsaturated fatty acids.

Prophylactic: Related to prophylaxia — preventive. Prophylaxia: Set of medical methods implemented to prevent the appearance, aggravation or spread of diseases.

Prostaglandin: Substance derived from natural fatty acids present in the human body and divided into several groups according to their structure and activities in the blood vessels, uterus, brain, kidneys and seminal fluid. They can be used to decrease blood pressure or reduce platelet adherance, uterine contractions and inflammation.

Prostanoids: See Prostaglandin.

Proteins: Large molecules comprised of hundreds or thousands of amino acids connected by peptide bonds to form long chains, often folded in various ways. Certain proteins can contain sugars (glucose) and fats (lipids).

Protein concentrate: Protein-based product whose protein content is much higher than in a natural state. A protein concentrate is produced by extraction.

Provitamin: Substance found in food, which is transformed during digestion into an active vitamin, such as beta-carotene transformed into vitamin A.

Restenosis: Re-narrowing of an artery.

Retinol: See Vitamin A.

Seal: Generic term mainly designating the Greenland seal and the hooded seal.

Skin cancer: Skin tumour that develops in the various cellular elements of the skin.

Specialized animal feed: Feed used in special diets given during specific growth periods, particularly to newborns of intensively bred animals in aquaculture and agriculture.

Squamous: Covered with squamae. Characterized by squamae or epidermal scales that detach from the skin and scalp normally or due to dermatosis.

Starter meal: Special meal for newborn farm-raised animals to maximize their chance of survival.

T-cells : See T lymphocytes.

Therapeutic: Set of procedures of a given treatment which applies methods intended to treat a patient.

Thromboxane : Important compound that has function in the process of blood coagulation.

T lymphocytes: More than 80% of white cells circulating in the blood which, after having penetrated the thymus, become sensitized to a specific role, and become active and multiply in the presence of antigens from abnormal cells (e.g. tumours). When they bind to abnormal cells, they release lymphokins (chemical substances) which help destroy these cells.

Triglycerides: Form in which fatty acids are stored in the body and found in foods.

USFDA: United States Food and Drug Administration — government body that monitors the development and approval of drugs in the United States.

UVB: The most harmful type of ultraviolet rays, of medium wavelength (cause solar erythema).

Vitamin: Complex chemical compound essential to the normal functioning of the human body.

Vitamin A: Also known as retinol, is a complex chemical compound essential to normal growth, sight, good cell structure, skin preservation, protection of the mucus membranes of the lungs, digestive and urinary tracts.

Vitamin E: Generic name covering various substances (of which alpha-tocopherol is the most significant) important to the organism (cell structure, maintenance of the activity of certain enzymes, protection of the lungs, anti-aging, etc.)

Zooplankton: Animal plankton.

Auditors' Report

To the Directors of
Neptune Technologies & Bioressources Inc.

We have audited the balance sheets of Neptune Technologies & Bioressources Inc. as at May 31, 2000 and 1999 and the statements of earnings, deficit, and cash flows for the twelve-month period ended May 31, 2000 and the initial eight-month period ended
May 31, 1999. These financial statements are the responsibility of the Company's
Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material
Misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2000 and 1999 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal
June 15, 2000 (May 11, 2001 for Notes 6, 8 and 9)

Neptune Technologies & Bioressources inc. (a development-stage company)
Earnings

Cumulative from October 9, 1998
	Six-month periods ended						Periods ended			Cumulative from
	November 30,		November 30,		to November 30,		May 31,	May 31,		October 9, 1998
	2000		1999		2000		2000	1999		to May 31, 2000
	(unaudited)		(unaudited)		(unaudited)		(12 months)	(8 months)		(20 months)
Operating expenses
Research (Note 4)	351 852		$58 665		$628 392		$154 725	$121 815		$276 540 $
Marketing	18 416				18 416
Administration and office	37 020		411		39 669		2 401	248		2 649
Professional fees	51 299				70 882		13 735	5 848		19 583
Taxes and permits	1 831				13 077		10 924	322		11 246
Loss before interest income	460 418		$59 076		$770 436		$181 785	$128 233		$310 018 $

Interest income	31 990	$			31 990	$

Net loss	428 428		$59 076		$738 446		$181 785	$128 233		$310 018 $

Net loss per share	0,042		$0,010	$			0,026	$0,025	$

Weighted average number of shares outstanding	10 100 000		5 974 317				7 039 726	5 100 000

The accompanying notes are an integral part of the financial statements.

Neptune Technologies & Bioressources inc. (a development-stage company)
Deficit

	Six-month periods ended		Periods ended
	November 30,	November 30,	May 31,		May 31,
	2000	1999	2000		1999
	(unaudited)	(unaudited)	(12 months)		(8 months)
Balance, beginning of period	486 018	$128 233	$128 233	$		$
Net loss	428 428	59 076	181 785		128 233
Share issue expenses			176 000
Balance, end of period	914 446	$187 309	$486 018		$128 233	$

The accompanying notes are an integral part of the financial statements.

Neptune Technologies & Bioressources inc.
(a development-stage company)
Cash Flows

	Six-month periods ended		Cumulative from	Periods ended		Cumulative from
	November 30,	November 30,	October 9, 1998 to November 30,	May 31,	May 31,	October 9, 1998
	2000	1999	2000	2000	1999	to May 31, 2000
	(unaudited)	(unaudited)	(unaudited)	(12 months)	(8 months)	(20 months)
OPERATING ACTIVITIES
Net loss	(428 428)	$(59 076)	$(738 446)	$(181 785)	$(128 233)	$(310 018)	$
Increase in taxes receivable	(19 192)		(35 940)	(16 748)		(16 748)
Increase in accounts payable and accrued liabilities	94 494	30 791	203 060	62 468	46 098	108 566
Increase in prepaid expenses	(15 276)		(15 276)
Cash flows from operating activities	(368 402)	(28 285)	(586 602)	(136 065)	(82 135)	(218 200)

FINANCING ACTIVITIES
Due to a company controlled by the president and director	(15 510)	28 285	101 000	33 762	82 748	116 510
Issue of capital stock			1 700 054	1 700 000	54	1 700 054
Share issue expenses			(75 000)	(75 000)		(75 000)
Cash flows from financing activities	(15 510)	28 285	1 726 054	1 658 762	82 802	1 741 564

Net increase in cash and cash equivalents	(383 912)		1 139 452	1 522 697	667	1 523 364
Cash and cash equivalents, beginning of period	1 523 364	667		667
Cash and cash equivalents, end of period	1 139 452	$667	$1 139 452	$1 523 364	$667	$1 523 364	$

CASH AND CASH EQUIVALENTS
Cash	39 452	$667	$39 452	$1 523 364	$667	$1 523 364	$
Term deposit	1 100 000		1 100 000
	1 139 452	$667	$1 139 452	$1 523 364	$667	$1 523 364	$

The accompanying notes are an integral part of the financial statements.

Neptune Technologies & Bioressources inc.
(a development-stage company)
Balance Sheet

	November 30,	May 31,	May 31,
	2000	2000	1999
	(unaudited)
ASSETS
Current assets
Cash	39 452	$1 523 364	$667	$
Term deposit, 4.7%, maturing on December 1, 2000	1 100 000
Taxes receivable	35 940	16 748
Prepaid expenses	25 750
	1 201 142	$1 540 112	$667	$

LIABILITIES
Current liabilities
Accounts payable (Note 5)	213 534	$124 076	$128 846	$
SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital stock (Note 6)	1 902 054	1 902 054	54
Deficit	(914 446)	(486 018)	(128 233)
	987 608	1 416 036	(128 179)
	1 201 142	$1 540 112	$667	$

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

(signed) Henri Harland	(signed) Jean-Pierre Boissonneault
Director	Director

Neptune Technologies & Bioressources inc.
(a development-stage company)
Notes to Financial Statements

The Company was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998.
Since its inception, the Company has focused on research and development of products from marine biomasses for the nutraceutical, pharmaceutical and cosmetics industries. The Company has earned no significant income to date and is considered to be in the development stage.

2 – ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amount of assets and liabilities and the reported amount of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.
Actual results could differ from those estimates.

Cash and cash equivalents

The Company's policy is to present cash and temporary investments having a term of three months or less with cash and cash equivalents.

Research and development expenses

Research expenses are charged to earnings as they are incurred. Development expenses that satisfy generally recognized conditions, including reasonable certainty they will be recovered, are deferred and amortized as of the start of commercial production. To date, the Company has not deferred such development expenses.

Amount per share

The amount per common share is determined based on the average weighted number of common shares outstanding during the period. Warrants were not taken into account in the calculation of the diluted earnings per share because of their anti-dilutive effect in the periods presented. The calculation of the amount per share for the previous years was adjusted to take into account the conversion, as mentioned in Note 6.

Financial instruments

The carrying amount of the Company's short-term financial instruments approximates their fair value given that they will mature shortly.

3 - RELATED PARTY TRANSACTIONS

The Company concluded a service agreement with a Company controlled by the president and director. The agreement is in effect until May 31, 2001. And is renewable annually. Under the terms of the agreement, the Company pays

$5,000 per month in service fees until May 31, 2000 and $10,000 per month from June to December 2000.
Service fees will be $8,000 starting in January 2001. The fees were charged as follows:

			Cumulative from			Cumulative from
	Six-month periods ended		October 9, 1998 to	Periods ended		October 9, 1998 to
	November 30,	November 30,	November 30,	May 31,	May 31,	May 31,
	2000	1999	2000	2000	1999	2000
	(unaudited)	(unaudited)	(unaudited)	(12 months)	(8 months)	(20 months)
Research expenses	30 000	$30 000	$130 000	$60 000	$40 000	$100 000	$
Service fees	30 000	$–	$30 000	$–	$–	$–	$

The Company's daily operations have been financed by a company controlled by the president and director and as consideration therefore, the Company Issued $101,000 in shares.

Moreover, the Company entered into a service agreement with another company controlled by the president and director, which became effective October 1, 1999 for a 40-week term. In accordance with this agreement, this company was entitled to a fixed weekly fee of $650 per week for a period of 40 weeks, totalling $26,000 and was also entitled to 10% of the added-value brought to the Company through the conclusion of strategic alliances and/or any financing identified and negotiated by that other company.

At the date of the financial statements, the Company had issued $101,000 in shares and recognized a debt of $75,000 for services obtained under the agreement.

The Company undertook to make semiannual payments of 1% of annual net sales over an indefinite period as royalties to a company controlled by the president and director.

These transactions occurred in the normal course of operations and are measured at their exchange value, which is the amount of consideration determined and accepted by the parties involved.

4 – INFORMATION REGARDING RESEARCH PROJETS IN PROGRESS

The Company has a worldwide license for an extraction process allowing it to obtain oil from krill in order to extract concentrates and ingredients with various beneficial biological properties. The Company entered into a research agreement with a Canadian university to adapt the extraction process for use with seals. This university also granted a licensing option to the Company on the results of the research agreement applicable to the seal and other marine mammals.

Costs incurred for research projects in process are detailed as follows:
Cumulative from
			October 9, 1998			Cumulative from
	November 30,	November 30,	to November 30,	May 31,	May 31,	October 9, 1998
	2000	1999	2000	2000	1999	to May 31, 2000
	(unaudited)	(unaudited)	(unaudited)	(12 months)	(8 months)	(20 months)
Service fees (Note 3)	30 000	$30 000	$130 000	$60 000	$40 000	$100 000	$
Salaries and employee Benefits	71 571	14 640	153 405	70 606	11 228	81 834
Subcontracting	71 620	10 000	132 620	10 000	51 000	61 000
Study expenses, supplies and analyses	160 820	4 025	188 616	7 596	20 200	27 796
Travel and entertainment expenses	17 841		24 364	6 523		6 523
	351 852	58 665	629 005	154 725	122 428	277 153
Product sales			613		613	613
Research expenses	351 852	$58 665	$628 392	$154 725	$121 815	$276 540	$

5 - ACCOUNTS PAYABLE

	November 30,	May 31,	May 31,
	2000	2000	1999
(Unaudited)
Accounts payable and accrued liabilities
Company controlled by the president and director	75 000	$75 000	$40 000	$
Other	138 534	33 566	6 098
Due to a company controlled by the president and
Director, without interest		15 510	82 748
	213 534	$124 076	$128 846	$

6 - CAPITAL STOCK

Until May 30, 2000, the Company's (old) authorized capital stock was as follows:

–	Class "A" voting and participating shares

–	Class "B" non-voting, participating shares

–	Class "C" voting, non-participating, 100 votes per share, retractable at the paid-up capital amount

–	Class "D" non-voting and non-participating shares, preferential non-cumulative monthly dividend of
1% of the redemption value, ranking prior to class "A" and "B" shares, but after the class "E" and
"F" shares, redeemable or retractable at the paid-up capital amount

6 - CAPITAL STOCK (Continued)

–	Class "E" non-voting and non-participating shares, preferential non-cumulative monthly dividend of
0.75% of the redemption value, ranking prior to Class "A", "B" and "D" shares, but after Class "F"
shares, redeemable or retractable at the paid-up capital amount

–	Class "F" non-voting and non-participating shares, preferential cumulative monthly dividend of 1/12 of the prime rate calculated on the redemption value, ranking prior to all other share classes, redeemable or retractable at the paid-up capital amount

On May 30, 2000, the Company reorganized its capital stock. All of the Company's (old) issued and
Outstanding shares were converted into (new) shares as follows:

-	Each issued and outstanding (old) class "A" share was converted into 10 (new) class "B" subordinate shares,

-	Each issued and outstanding pair of one (old) class "B" share and one (old) class "C" share was converted into 10 (new) class "A" shares,

-	The (old) issued and oustanding class "D", "E" and "F" shares were eliminated from the authorized capital stock.

On May 31, 2000, the Company created the series "A" preferred shares.

On August 29, 2000, the holders of the (new) class "A" shares converted all of the issued and
Outstanding (new) class "A" shares into the same number of (new) class "B" subordinate shares of the
Company. Subsequent to this conversion, there are no longer any issued (new) class "A" shares.

On September 25, 2000, the Company reorganized its authorized capital stock to eliminate the (new)
Class "A" shares and amend the rights, privileges and restrictions attached to the (new) class "B"
Subordinate shares to make them common shares.

Authorized as at November 30, 2000

Unlimited number of shares without par value

Common shares

Preferred shares, issuable in series, rights, privileges and restrictions determined at time of issuance

Series "A" preferred shares, non-voting, non-participating, fixed preferential non-cumulative dividend of 5% of paid-up capital, exchangeable at the holder's option under certain conditions into common shares from the first listing of the common shares on a recognized stock exchange

6 - CAPITAL STOCK (Continued)

			November 30,		May 31,		May 31,
			2000		2000		1999
			(Unaudited)
Issued and fully paid as at November 30, 2000
	10,100,000	common shares	1 898 050	$		$		$
	2,000,000	(new) class "A" shares			100 010
	8,100,000	(new) class "B" subordinate shares			1 798 040
	410,000	(old) class "A" shares					41
	100,000	(old) class "B" shares					5
	100,000	(old) class "C" shares					5
			1 898 050		1 898 050		51

	255,000	(old) warrants(a)					3
	4,050,000	(new) series "A" warrants(b)	4 003		4 003
	1,000,000	(new) series "B" warrants(c)	1		1
			4 004		4 004		3
			1 902 054		$1 902 054		$54	$

The changes to the Company's issued shares are as follows:
					Number
					of shares		Consideration
Common shares
Replacement of (new) class "B" subordinate shares by common
Shares on a share-for-share basis and balance as at November 30,
2000					10 100 000		1 898 050	$

(New) class "A" shares
Conversion of (old) class "B" and "C" shares on the basis of one
Class "B" and "C" share for 10 (new) class "A" shares and balance as
at May 31, 2000					2 000 000		100 010	$
Conversion of (new) class "A" shares into (new) class "B"
Subordinate shares on a share-for-share basis					(2 000 000)		(100 010)
Balance as at November 30, 2000					–		–	$

(New) class "B" subordinate shares
Conversion of (old) class "A" shares on the basis of one (old) class "A"
Share for 10 (new) class "B" subordinate shares					6 100 000		298 041	$
Issued for cash					2 000 000		1 499 999
Balance as at May 31, 2000					8 100 000		1 798 040
Conversion of class "A" shares into class "B" subordinate shares on
a share-for-share basis					2 000 000		100 010
Conversion of class "B" subordinate shares into common shares on a
Share-for-basis					(10 100 000)		(1 898 050)
Balance as at November 30, 2000					–		–	$

6 - CAPITAL STOCK (Continued)

Number
	of shares	Consideration
(Old) class "A" shares
Issued for cash and balance as at May 31, 1999	410 000	41	$
Issued
Share issue expenses(d)	50 000	50 000
Repayment of research expenses(d)	50 000	50 000
Cash	100 000	198 000
Conversion into (new) class "B" subordinate shares	(610 000)	(298 041)
Balance as at May 31, 2000	–	–	$

(Old) class "B" shares
Issued for cash and balance as at May 31, 1999	100 000	5	$
Issued
Share issue expenses(d)	50 000	25 000
Repayment of research expenses(d)	50 000	25 000
Conversion into (new) class "A" shares	(200 000)	(50 005)
Balance as at May 31, 2000	–	–	$

(Old) class "C" shares
Issued for cash and balance as at May 31, 1999	100 000	5	$
Issued
Share issue expenses(d)	50 000	25 000
Repayment of research expenses(d)	50 000	25 000
Conversion into (new) class "A" shares	(200 000)	(50 005)
Balance as at May 31, 2000	–	–	$

(New) "A" warrants
Conversion of (old) warrants on the basis of one (old)
Warrant for 10 (new) "A" warrants and balance as at
May 31, 2000	4 050 000	4 003	$

(New) "B" warrants
Issuance related to (new) class "B" subordinate shares on the basis of
One warrant for two (new) class "B" subordinate shares and balance as
at May 31, 2000	1 000 000	1	$

(Old) warrants
Issued for cash and balance as at May 31, 1999	255 000	3	$
Issued
Share issue expenses(d)	50 000	1 000
Repayment of research expenses(d)	50 000	1 000
Cash	50 000	2 000
Conversion to (new) "A" warrants	(405 000)	(4 003)
Balance as at May 31, 2000	–	–	$

6 - CAPITAL STOCK (Continued)

(a)	(Old) warrants entitling the holder to purchase one old class "A" share at 75% of the price at the last (private or public) issuance of a minimum of $100,000, exercisable within 30 days of the issuance, expiring on the earlier of October 31, 2000 or the closing date of the first public offer, transferable, exchangeable, negotiable, without par value;

(b)	(New) "A" warrants entitling the holder to purchase one common share at 150% of the first public issuance price, expiring on November 30, 2002. Shares issued on the exercise of these warrants will be held in escrow for a period of three months following their issuance;

(c)	(New) "B" warrants entitling the holder to purchase one common share at 150% of the first public issuance price, expiring on November 30, 2002. Shares issued on the exercise of these warrants will be held in escrow for a period of three months following their issuance;

(d)	The share issue expenses and repayment of research expenses are due to companies controlled by the president and director and were measured at the exchange amount which is the amount of the consideration determined and accepted by the parties involved.

7 - INCOME TAXES (UNAUDITED FOR THE PERIOD BETWEEN JUNE 1 TO NOVEMBER 30, 2000)

The future income tax assets resulting from operating losses are not recorded in the financial
Statements. These losses, which are available to reduce income taxes in future years, are detailed as
Follows:

	Federal	Provincial
Amount of the loss carry-forwards for tax purposes expiring in:
2006	39 152	$39 152	$
2008	77 000	77 000
	116 152	116 152
Undeducted research and development expenses	238 190	280 650
	354 342	$396 802	$

Moreover, research and development tax credits are not recorded in the financial statements and are
Detailed as follows:
	Federal	Provincial

May 31, 1999	24 000	$18 000	$
May 31, 2000	34 000	26 000
November 30, 2000	90 000	48 000
	148 000	$92 000	$

8 – COMMITMENT

The Company has entered into a licensing agreement which calls for semiannual payments of royalties based on the net realized sales of licensed products for the term of the patents, according to the following conditions:
			Royalty
	Rate	Fixed	Minimum
	%
To a Canadian university
Until September 30, 2001
Without realized sales	–	2 500	$–	$
With realized sales	–	5 000	–
From October 1, 2001 to May 31, 2002	3	–	5 000
As of June 1, 2002	4	–	5 000
To a company controlled by the president and director	1	–	–

9 –SUBSEQUENT EVENTS

On November 28, 2000, the Company entered into a long-term lease agreement expiring in February
2006 which calls for lease payments of $571,190 including taxes for the rental of premises. Minimum
Lease payments for the coming years are $114,238 including taxes in 2002, 2003, 2004 and 2005.

On May 10, 2001, the Board of Directors of the Company adopted a resolution authorizing the deposit of its final prospectus and to proceed with its initial public offering. The offering is expected to be for a minimum of $3,000,000 representing the sale of 3,000,000 common shares and a maximum of $5,000,000 representing the sale of 5,000,000 common shares. The estimated net proceeds of the issue for the Company will be $2,560,000 ($4,400,000 in the event of the maximum offer), net of the Agent's commission of $240,000 ($400,000 in the event of the maximum offer) and estimated issuance expenses of $200,000.

Furthermore, on May 10, 2001, the Company approved, subject to the approval of the Commission de valeurs mobilières du Québec, a Stock Option Plan for the directors, officers, employees and consultants of the Company. A maximum number of 2,265,000 common shares can be issued with the Stock Option Plan if the offering comes to $5,000,000 (1,965,000 common shares if the offering comes to $3,000,000). As at May 10, 2001, subject to the approval of the Commission de valeurs mobilières du Québec of the Stock Option Plan, a total of 1,230,000 stock options were issued to directors, officers, employees, and consultants of the Company. Those options were issued at an exercise price of $1.00 and can be exercised until 2006.

CERTIFICATE OF NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

May 11, 2001

This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

                           (signed)  Henri Harland                                     (signed)  Michel Fortin

                                          President                                                             Chief Financial Officer

On behalf of the Board of Directors

                           (signed)  Michel Timperio                                  (signed)  Jean-Pierre Boissonneault

                                          Director                                                               Director

CERTIFICATE OF THE PROMOTER

May 11, 2001

This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

GROUPE CONSEIL HARLAND INC.

(signed)

Henri Harland

President

CERTIFICATE OF THE AGENT

May 11, 2001

To our knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

HAMPTON SECURITIES LIMITED

(signed)    Robert Boisjoli